Exhibit 99.2

2	To Our Shareholders
6	I am
18	Thomson 2007 Financial Highlights
24	Management’s Discussion and Analysis
64	Financial Statements and Notes
110	Board of Directors
112	Senior Management
113	Corporate Information

We are like you. At Thomson, our success depends on being trusted, on staying ahead, on having the answers others need in order to succeed. We are certain we have what it takes, because we have put the right model at the center of our design. You, the professional.
The Thomson Corporation is a leading provider of critical information, decision support tools and related services to professionals in the legal, financial, tax and accounting, scientific and healthcare sectors. Thomson integrates its unique proprietary databases with third party data, software and analytical tools to create essential workflow solutions for business and professional clients around the world.

We provide information platforms and services to support faster, better decisions that are more informed, more considered and more immediate. We have fashioned our solutions to provide the most relevant and trusted data instantly – intelligent information that helps you put your knowledge to work.
This book is a tribute to you and our thanks for the trust you place in us.

To Our Shareholders:
2007 was a milestone year for The Thomson Corporation. The company’s name was in the headlines more often than perhaps at any other time in its history. On a Friday in May we announced our agreement to sell Thomson Learning, and on the following Tuesday we announced an agreement to buy Reuters Group PLC for nearly $18 billion.*
The sale of our Thomson Learning assets for more than $8 billion was a resounding success. We decided to sell Learning because it no longer aligned with our basic business model. This divestiture enabled us to unite our organization around a common model: providing electronic information, software and services – usually on a subscription basis – to business and professional customers. In addition, the sale proceeds will help fund the cash portion of the Reuters acquisition.

*	All amounts are in U.S. dollars.

Reuters is a perfect fit for our business model. Combining Thomson Financial with Reuters will create one of the two top providers of financial information in the world. Post-close, Thomson Reuters will be a world leader in electronically delivered critical information and decision support tools for businesses and professionals.
While these two transactions made the headlines in 2007, the other important news was the continued growth and strong performance of our business. Double-digit increases in revenue and earnings per share (EPS) gave us good momentum coming into 2008. The Board approved a 10% dividend increase, marking the third consecutive year of double-digit dividend growth.
Acquiring Reuters
Reuters also reported solid financial results for 2007, with strong sales and double-digit growth in profits and adjusted EPS. Both companies are positioned for continued success, and we believe that Thomson Reuters will be able to drive growth and value more aggressively than either company could do on its own.
At the time of this writing, we have received all of the required antitrust/regulatory clearances to acquire Reuters, and both companies have sent proxy circulars to shareholders. The shareholders have not yet voted, but we are confident that the deal will be approved and we expect it to close on April 17, 2008.
This acquisition, the largest in Thomson’s history, allows us to leverage the brands of both companies. Importantly, it will combine Reuters strong market positions in Europe and Asia with ours in North America. This will give us more traction in geographic markets that will become increasingly important for our business. Today, the U.S. and Europe are by far Thomson’s largest markets. However, the demand for information services is expected to increase significantly in Asia – especially in China, India and Japan – over the coming years. As Thomson Reuters, we will have an initial revenue base in Asia of more than one billion dollars that should position us to grow along with the fastest-growing economies in the world.
Thomson Reuters will consist of two divisions and a corporate center. Combining Thomson Financial with Reuters will create the Markets Division, one of the two largest global providers of financial information, software, services and transaction support. Reuters Media and News will be critical assets of this division. The Professional Division will consist of Thomson’s businesses in the legal, tax and accounting, scientific and healthcare sectors. We will look to accelerate growth in the Professional Division by leveraging Reuters well-established networks, relationships and operations in over 140 countries.
Combining the talent, technology and resources of Thomson Financial and Reuters should spur innovative product development, further enhance the quality and competitiveness of our offerings, and accelerate growth. The acquisition will better equip us to meet customers’ growing demands for broader, faster and more deeply integrated information. We strongly believe that by offering solutions which enhance productivity, Thomson Reuters will be at the center of customers’ business and commercial enterprise dealings each day.

While Thomson Financial and Reuters are highly complementary businesses, we expect the transaction to deliver significant synergies. Cost-saving opportunities exist in many areas, including shared technology platforms, distribution, third party content and corporate services.
We are confident that these opportunities for growth and greater efficiency will translate into significant free cash flow growth and shareholder value in the years ahead. Teams from Thomson and Reuters are working tirelessly to plan a successful integration, and we feel well prepared to launch the new company as soon as the deal closes.
Delivering a Solid Financial Performance
Neither the sale of Learning nor the pending Reuters acquisition distracted Thomson employees from their focus on serving customers and growing the business.
In 2007, our revenues rose 11%. Importantly, we continued our momentum on organic revenue growth from existing businesses. Organic growth increased 6%, led by Legal at 7% and Tax & Accounting at 10%. And, despite the softening in the credit markets and Reuters integration planning, Thomson Financial delivered strong sales and grew revenues 8% (5% organic). Diluted earnings per share (EPS) rose from $1.73 to $6.20 and diluted EPS from continuing operations rose from $1.41 to $1.69.
In 2007, approximately 82% of our revenue was derived from electronic information, software and services which grew 13%, and more than 80% of revenue was subscription-based or recurring in nature. This continuing evolution to electronic solutions has changed how we interact with customers. Our revenue streams flow increasingly from multi-year contracts that encompass enterprise-wide functions. That results in stronger, more enduring relationships with customers who see Thomson solutions as must-have, not discretionary. Our solutions help customers increase their productivity and make better decisions faster. And the cost is usually a small fraction of a customer’s annual budget. We believe that the price-to-value ratio is, and will continue to be, highly compelling.
Across all our businesses, driving operational efficiency and effectiveness has become a mantra. The THOMSONplus initiative accelerated its pace in 2007. We expect it to achieve run-rate savings of $160 million by mid-2008 – six months ahead of schedule and $10 million higher than originally planned.
Highlights from Thomson businesses in 2007 included:
At Legal, we are the leader in the U.S. market and we continued to expand internationally. We delivered strong revenue growth in product lines such as Westlaw which support the practice of law, and in solutions such as FindLaw which help lawyers manage the business of law.
At Financial, our #2 position in North America is built on diversified product offerings. In 2007, approximately 40% of revenues came from fixed income, transaction and corporate services products, most of which we didn’t have five years ago. These robust offerings help our increasingly global customer base to manage through every phase of market cycles.

In Tax & Accounting, we are a market leader in the U.S. tax information, software and services field. Fast-growing solutions like Checkpoint and core software products targeted to accountants and corporations, including UltraTax and InSource, delivered strong new sales and high retention rates.
Highlights of Scientific included double-digit revenue growth in Asia Pacific, all-time high renewal rates for Web of Science (98%) and ISI Web of Knowledge (93%), and the launch of Thomson Innovation, a new integrated patent solution for the corporate market.
Our Healthcare business has focused and aligned itself around decision support tools for payers (e.g., corporations and insurance companies) and providers (e.g., hospitals, doctors and nurses). Our customers rely on our decision support solutions both to save money and to save lives.
As we look at Thomson today, we see a company agile enough to capture new opportunities wherever they emerge and well equipped to weather economic cycles. Moreover, we are confident that the acquisition of Reuters, with its first-class brand and global reach, will make our business model even more attractive.
With Gratitude
When the Reuters deal closes, we will form the new board for Thomson Reuters, chaired by David Thomson, which will include nine of the current Thomson Board members along with six members of the current Reuters Board. Some of our Thomson Board members will not be transitioning to the new board. We want to extend our special thanks for the outstanding contributions made by Ron Barbaro, Bob Daleo, Maureen Kempston Darkes, Michael Sabia and Dick Thomson during their tenures on the Thomson Board. Bob Daleo, who is currently our chief financial officer, will be CFO of the new Thomson Reuters.
Once the Reuters acquisition closes, Dick Harrington will step down after more than 25 years of service to Thomson – almost 11 of them as CEO. When Dick became CEO, Thomson was a holding company with businesses as different as newspapers and leisure travel. Today, Thomson is highly focused on being a world leader in information services for businesses and professionals. Dick will be leaving a company that is strongly positioned to keep growing and creating shareholder value for many years to come as Thomson Reuters.
Sincerely,

David Thomson	Richard J. Harrington
Chairman of the Board	President & Chief Executive Officer

I am the front line
•

In the courtroom there is nothing to hide behind, no cover. It all stands or falls on preparation. No do-overs here. But I have left nothing to chance. No stone unturned. I may be the only one standing here, but I’m not standing here alone. I’m not a lawyer, I’m a precedent.

Westlaw is the premier online legal research tool accessed by millions of users around the world. While solutions like Westlaw Litigator help lawyers gain an edge in the practice of law, offerings like FindLaw and Elite help them manage the business of law just as successfully.

I am more than an isolated individual
•
As beads of sweat begin to form on my forehead, I feel the adrenaline charge of what is expected of me. My decision could change the course of a life. Maybe thousands of lives. I will be done in moments, but the consequences will extend long into the future. What I feel is not fear, but responsibility. I am in this profession because I care.
Thomson Healthcare has a mission: decision support for healthcare payers and providers. We serve doctors and nurses by delivering essential drug and disease information to the point of care, and hospitals and clinics by providing important clinical information and management decision support for service planning, operations, delivery and cost. And we help health plans, insurers, large employers and government agencies manage not just healthcare costs but healthcare quality too.

I am a network
•
Pushing past the limits of my own experience, I pursue my questions into the places where new knowledge is being made. I become part of the network, connected to change at the moment it happens – regardless of where in the world that moment arrives. I am not just a researcher. I am a scientific method.
A good idea never cares who has it, and nowadays it doesn’t care where. Wherever breakthroughs emerge, researchers around the world are there in an instant thanks to products like Web of Science and ISI Web of Knowledge. Renewal rates for these Thomson Scientific products reached an all-time high in 2007 as their use became more intuitive and as researchers’ need to be wired into an increasingly global network of innovation continued to soar.

I am an engine for growth
•
Growing our business is not just a line in a mission statement. It is a fire I must keep stoking. I need to nourish, build and strengthen our organization; prepare it to endure, to run, to challenge, to outpace. I need to know that what I furnish our company is not just information, but the fuel that will propel us forward.
Thomson Financial is changing how information and business applications are delivered, integrated and used. Our Thomson ONE solution lets you determine how your workspace is configured. You are no longer held hostage by inflexible systems, disparate applications or off-the-rack products. You can rely on an integrated solution tailored to your needs – whether your profession is investment banking, asset management, private equity, fixed income, institutional equities, hedge funds, corporate finance or wealth management.

I am where the buck stops
•
Numbers, allocations, instruments, the constant push and pull of markets. The shifting sands of compliance. Endless conversations about rates and returns. I am the still point within the chaos, always focused, always vigilant. I’m not a tax accountant, I’m a competitive advantage.
Anyone who says accounting isn’t exciting hasn’t been paying attention. Today’s tax specialist or accountant is a mental athlete sprinting to stay current while wrestling complexity to the mat and driving productivity at unprecedented speeds. In support, Thomson Tax & Accounting provides customer-aligned solutions for research and guidance along with software and services for professionals and for corporations. It’s Thomson’s fastest-growing business, and that’s one more sign that times are changing in this profession.

I am an intelligent solution
•
I am the face of applied intelligence, the wellspring of every law firm, bank, brokerage, accountancy, research lab and hospital. My judgments protect the financial health of my client, or the physical health of my patient. My counsel makes the difference between complying with the law and courting scandal. Every day I weigh the facts and make decisions that guide my clients and shape the future of my firm or business.
I am a professional. I am what success looks like.

Thomson 2007
Financial Highlights *
The Thomson
Corporation

	2007	2006	Change
Revenues	7,296	6,591	+11%
Operating profit	1,297	1,248	+4%
Earnings attributable to common shares	3,998	1,115	+259%
Diluted earnings per common share (EPS)	$6.20	$1.73	+258%
Underlying operating profit[1]	1,492	1,308	+14%
Adjusted earnings from continuing operations[2]	1,089	857	+27%
Adjusted diluted EPS from continuing operations[2]	$1.69	$1.33	+27%
Shareholders’ equity	13,571	10,481	+29%
Net cash provided by operating activities[3]	1,816	2,125	-15%
Free cash flow[4]	1,066	1,440	-26%

*	Millions of U.S. dollars except per common share amounts. Underlying operating profit, adjusted earnings from continuing operations, adjusted EPS from continuing operations and free cash flow are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures within the MD&A.

1	Excludes THOMSONplus and Reuters transaction costs as well as a gain on settlement of a pension plan. For a full reconciliation to GAAP operating profit, see page 34.

2	Excludes non-recurring items, discontinued operations, and other items affecting comparability. For a full reconciliation to GAAP earnings, see page 36.

3	The decrease reflects the composition of businesses in discontinued operations and costs associated with THOMSONplus and Reuters.

4	Net cash provided by operating activities less net capital expenditures, other investing activities and dividends paid on preference shares. For a full reconciliation to GAAP net cash provided by operating activities, see page 48.

Segment
Performance

Legal	2007	Change
Revenue	$3,318	+10%
Segment operating profit[5]	$1,044	+11%
Segment operating profit margin[5]	31%	+20	bps

Financial	2007	Change
Revenue	$2,186	+8%
Segment operating profit[5]	$454	+19%
Segment operating profit margin[5]	21%	+200	bps

Tax & Accounting	2007	Change
Revenue	$705	+18%
Segment operating profit[5]	$184	+10%
Segment operating profit margin[5,6]	26%	-200	bps

Scientific	2007	Change
Revenue	$651	+8%
Segment operating profit[5]	$175	+16%
Segment operating profit margin[5]	27%	+180	bps

Healthcare	2007	Change
Revenue	$452	+21%
Segment operating profit[5]	$85	+5%
Segment operating profit margin[5,7]	19%	-290	bps

5	Excludes amortization of identifiable intangible assets.

6	Reflects initial dilution from impact of acquisitions. See MD&A for further explanation.

7	Reflects a change in revenue mix, higher product development expenses and integration costs. See MD&A for further explanation.

Growth
Metrics *

Revenues	Operating Profit	Operating Profit Margin

*	Millions of U.S. dollars except per common share amounts. Underlying operating profit and adjusted EPS are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures within the MD&A.

1	Excludes THOMSONplus and Reuters transaction costs as well as a gain on settlement of a pension plan. For a full reconciliation to GAAP operating profit, see page 34.

Earnings per Common Share	Adjusted EPS from Continuing Operations[2]	Dividends per Common Share

2	Excludes non-recurring items, discontinued operations and other items affecting comparability. For a full reconciliation to GAAP earnings, see page 36.

3	Excludes a special dividend of $0.0428 per common share related to the sale of our 20% interest in Bell Globemedia.

Financial
and
Corporate
Information

Index to Financial
and Corporate
Information

24	Management’s Discussion and Analysis

24	Overview

33	Use of Non-GAAP Financial Measures

34	Results of Operations

45	Liquidity and Capital Resources

52	Outlook

53	Related Party Transactions

54	Actual and Estimated Costs of Employee Future Benefits

55	Subsequent Events

56	Changes in Accounting Policies

57	Critical Accounting Policies

60	Recently Issued Accounting Standards

60	Additional Information

61	Reconciliations

62	Quarterly Information

63	Cautionary Note Concerning Factors that May Affect Future Results

64	Management Reports

65	Independent Auditors’ Report

66	Consolidated Statement of Earnings

67	Consolidated Balance Sheet

68	Consolidated Statement of Cash Flow

69	Consolidated Statement of Changes in Shareholders’ Equity

70	Notes to Consolidated Financial Statements

70	Note 1: Summary of Significant Accounting Policies

74	Note 2: Changes in Accounting Policies

75	Note 3: Proposed Acquisition of Reuters Group PLC

76	Note 4: THOMSONplus Program

77	Note 5: Net Other (Expense) Income

77	Note 6: Net Interest Expense and Other Financing Costs

77	Note 7: Income Taxes

80	Note 8: Discontinued Operations

82	Note 9: Earnings per Common Share

83	Note 10: Accounts Receivable Allowances

83	Note 11: Computer Hardware and Other Property

84	Note 12: Computer Software

84	Note 13: Identifiable Intangible Assets

85	Note 14: Goodwill

85	Note 15: Financial Instruments

90	Note 16: Capital

92	Note 17: Employee Future Benefits

96	Note 18: Contingencies, Commitments and Guarantees

97	Note 19: Acquisitions

99	Note 20: Stock-Based Compensation

104	Note 21: Supplemental Cash Flow Information

104	Note 22: Related Party Transactions

105	Note 23: Segment Information

107	Note 24: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

109	Note 25: Subsequent Events

Management’s
Discussion
and Analysis
The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the year ended December 31, 2007, compared to the preceding two fiscal years. We recommend that you read this management’s discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. References in this discussion to “$” are to U.S. dollars, references to “£” are to British pounds sterling and references to “C$” are to Canadian dollars. Unless otherwise indicated, references in this discussion to “we”, “our” and “us” are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. These factors include those identified in the sections of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results” and in the “Risk Factors” section of our management information circular dated February 29, 2008 relating to our special meeting of shareholders to be held on March 26, 2008. These risk factors are also incorporated by reference in our annual information form for the year ended December 31, 2007, which is also contained in our annual report on Form 40-F for the year ended December 31, 2007. This management’s discussion and analysis is dated as of March 6, 2008.
OVERVIEW
OUR BUSINESS AND STRATEGY
What Thomson does. We are one of the world’s leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.
How Thomson makes money. We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers’ workflows, we deliver information and services electronically, integrate our solutions with our customers’ own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention. Over time, we believe that these attributes will translate into higher margins and better cash flow. Thus, our shift to workflow solutions is important to our growth and profitability.
Thomson’s business environment. As a global company, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate. We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers’ workflows.

We strive for leadership positions in each market we serve in order to secure broad and deep market expertise. To maintain our leadership positions, we plan to continue to invest in our existing businesses and also to acquire new businesses. During the past few years, we have achieved efficiencies by leveraging resources within our various businesses, which has increased our profitability. We have had consistently strong cash flow generation, reflecting the strength of our businesses and the quality of our earnings, as well as contributions from operating efficiencies and improvements in our use of working capital.
Thomson’s operational structure. In order to further execute our strategy, in 2006, we announced our intention to sell our Thomson Learning businesses, including those serving the higher education, careers, library reference, corporate e-learning and e-testing markets. We completed the sale of these businesses in 2007. Additionally, in May 2007, we announced our proposed acquisition of Reuters Group PLC, which is currently expected to close in April 2008. See the section entitled “Proposed Acquisition of Reuters Group PLC” for further discussion.
In January 2007, we realigned our operations into the following five business segments:
•	Thomson Legal – a leading provider of critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell;
•	Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community. Our flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents, Thomson Transaction Services and TradeWeb;
•	Thomson Tax & Accounting – a leading provider of critical information, decision support tools and software applications for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA;
•	Thomson Scientific – a leading provider of critical information and decision support tools to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge; and
•	Thomson Healthcare – a leading provider of critical information and decision support tools to physicians and other professionals in the healthcare, corporate and government marketplaces. Major businesses and information solutions include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.
We also report financial results for a “Corporate and Other” reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with our stock-related compensation, costs associated with our THOMSONplus business optimization program, which are discussed in the section entitled “THOMSONplus”, and costs associated with the Reuters acquisition.
Additionally, in the first quarter of 2007, we transferred our broker research operation from Thomson Legal to Thomson Financial. Results for all periods reflect this change.
Percentage of
Total 2007 Revenues

Legal	45%
Financial	30%
Tax & Accounting	10%
Scientific	9%
Healthcare	6%

Management’s
Discussion
and Analysis
The following table summarizes selected financial information for 2007, 2006 and 2005, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2007		2006		2005[3]

CONSOLIDATED STATEMENT OF EARNINGS DATA
Revenues		7,296		6,591		6,122
Operating profit[1]		1,297		1,248		1,159
Earnings from continuing operations[1]		1,096		912		652
Earnings from discontinued operations, net of tax[1]		2,908		208		282
Net earnings[1]		4,004		1,120		934
Diluted earnings per common share from continuing operations[1]		$1.69		$1.41		$0.99
Diluted earnings per common share[1]		$6.20		$1.73		$1.42

CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents		7,497		334		407
Total assets		22,831		20,142		19,434
Total long-term liabilities		6,021		5,922		6,364
Total shareholders’ equity		13,571		10,481		9,963

DIVIDEND DATA
Dividends per common share (US$)		$0.98		$0.88		$0.79
Dividends per Series II preferred share (C$)	C$	1.07	C$	1.00	C$	0.77

OTHER DATA[2]
Underlying operating profit		1,492		1,308		1,159
Adjusted earnings from continuing operations		1,089		857		677
Adjusted earnings per common share from continuing operations		$1.69		$1.33		$1.03
Net debt		(3,048)		3,741		3,646
Free cash flow		1,066		1,440		1,194

1	Results are not directly comparable due to certain non-recurring or special items. For more information, please see the “Results of Operations” section of this management’s discussion and analysis.

2	These are non-GAAP financial measures. Definitions are provided in the “Use of Non-GAAP Financial Measures” section of this management’s discussion and analysis.

3	A full discussion of results for 2006 compared to 2005 is included in our management’s discussion and analysis for the year ended December 31, 2006. Significant trends and items affecting comparability over the three-year period are noted within this management’s discussion and analysis.

PROPOSED ACQUISITION OF REUTERS GROUP PLC
Overview. In May 2007, we agreed to acquire Reuters Group PLC (Reuters) by implementing a dual listed company (DLC) structure. The transaction is currently expected to close in April 2008.
Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, an Ontario, Canada corporation, will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC will be a new United Kingdom company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies will comprise the same individuals, as will the companies’ executive management teams. The transaction has been cleared by antitrust regulators in Europe, the United States and Canada, and the only significant conditions to close that remain are shareholder and court approvals.
Consideration. As consideration for the proposed transaction, Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. To effect the transaction, Reuters will be indirectly acquired by Thomson Reuters PLC pursuant to a scheme of arrangement. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders will continue to own their existing common shares. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before our company and Reuters announced our agreement, each Reuters share was valued at approximately 691 pence per share. As of February 22, 2008, we estimate that, based on the shares outstanding, Reuters shareholders will receive about 202 million Thomson Reuters PLC shares. For this purpose, we have assumed that all outstanding Reuters in-the-money stock options and other share-based awards granted by Reuters have vested or been exercised and subsequently converted into Reuters shares prior to the closing. The consideration that is required to be issued to Reuters shareholders will depend on the actual number of Reuters shares outstanding when the acquisition closes. To fund the cash consideration, we plan to use proceeds from the sales of the Thomson Learning businesses as well as borrowings under a credit facility. Based on the exchange rate of $/£ on February 22, 2008, this funding would be approximately $8.8 billion. Please see the “Hedging Program for Reuters Consideration” section of this management’s discussion and analysis regarding our hedging program related to $/£ currency exchange rate fluctuations. The Thomson Learning sales are discussed in the “Discontinued Operations” section and Thomson’s credit facilities are discussed in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.
Ownership. Based on the issued share capital of each of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge) will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%. As of March 6, 2008, Woodbridge and other companies affiliated with it beneficially owned approximately 70% of our company’s common shares. More information about Woodbridge is provided in the “Related Party Transactions” section of this management’s discussion and analysis.
Synergies. The boards of our company and Reuters believe that there is a natural fit and compelling logic in creating a global leader in electronic information services, trading systems and news. While the principal reason for the transaction is to expand growth opportunities, we also anticipate that the transaction will generate synergies at an annual run rate in excess of $500 million by the end of the third year after closing from shared technology platforms, distribution, third party content and corporate services.
Antitrust/Regulatory review process. On February 19, 2008, we and Reuters received antitrust clearances from the U.S. Department of Justice, the European Commission and the Canadian Competition Bureau. See the section of this management’s discussion and analysis entitled “Subsequent Events”.
Shareholder approvals. We and Reuters have submitted the proposed transaction to our respective shareholders for approval and applied for requisite court approvals in Ontario, Canada and England. Special shareholder meetings for our company and Reuters are each scheduled for March 26, 2008 to approve the transaction. Our board of directors has unanimously approved the transaction and has unanimously recommended that our shareholders vote in favor of it. Woodbridge has irrevocably committed to vote in favor of the transaction. The Reuters board of directors has unanimously approved the transaction and is also unanimously recommending that Reuters shareholders vote in favor of it.

Management’s
Discussion
and Analysis
Information regarding Reuters. Reuters is incorporated in England and Wales and is listed on the London Stock Exchange and on NASDAQ. Reuters principal executive office is located at The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP, England. It is one of the world’s largest providers of financial information, trading room software and news. Through its divisions in sales and trading, enterprise, research and asset management and media, Reuters provides a range of products including:
•	advanced desktop financial information products, analytics and trading systems designed for use by traders and salespeople;

•	information feeds and tools designed for use by machines to help customers automate their businesses;

•	in-depth information, analysis and research products designed mainly for use by people making investment decisions; and

•	news for use by professional publishers, multimedia websites and mobile information services for use by individual consumers.
Further information regarding Reuters can be found in our management information circular dated February 29, 2008, relating to the special meeting of shareholders to be held on March 26, 2008, which we refer to in this management’s discussion and analysis as the Special Meeting Circular. The Special Meeting Circular was filed with the Canadian securities regulatory authorities and furnished to the Securities and Exchange Commission on Form 6-K on February 29, 2008. A copy of the circular is also available on our website.
We make no representation or warranty as to the accuracy or completeness of information disclosed by Reuters, information published by Reuters on its website or in any other format, information about Reuters obtained from any other source or the information provided above.
Risk factors. Certain risks and uncertainties related to the proposed acquisition and to Thomson and Reuters are described in the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results” as well as in the “Risk Factors” section of the Special Meeting Circular.
REVENUES
The following graphs show the percentage of our 2007 revenues by media, type and geography.
Revenue by Media

Electronic, software & services	82%
Print	18%
Revenue by Type

Recurring	81%
Discrete	12%
Other	7%
Revenue by Geography

North America	83%
Europe	14%
Asia Pacific	3%

Our revenues are derived from a diverse customer base. In 2007, 2006 and 2005, no single customer accounted for more than 3% of our total revenues.
By media. We use a variety of media to deliver our products and services to customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and handheld wireless devices. In 2007, electronic, software and services revenues represented 82% of our total revenues compared to 81% in 2006 and 80% in 2005. The increase in these electronic, software and services revenues in 2007 compared to 2006 was due to the continued growth of our online offerings, particularly in our legal segment. We anticipate that with the acquisition of Reuters, this percentage will increase in 2008 given that a significant portion of its revenues is derived from these media. In the long term, we expect that electronic, software and services as a percentage of our total revenues will continue to gradually increase as we continue to emphasize electronic delivery, add more solution-based and software-based acquisitions to our portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of our products and services improves our ability to more rapidly and profitably provide additional products and services to our existing customers and to access new customers around the world.
By type. In 2007, 81% of our revenues were generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. This was a slight decline from 2006 (83%) and 2005 (83%). Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, though increasingly they are for three year terms, after which they automatically renew or are renewable at the customer’s option. The renewal dates are spread over the course of the year. Because a high proportion of our revenues comes from subscriptions and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage. Following the acquisition of Reuters, we expect that our percentage of recurring revenues will increase in 2008 as a significant portion of Reuters revenues is from subscriptions or similar contractual arrangements.
By geography. We segment our revenues geographically by origin of sale in our financial statements. In 2007, 83% of our revenues were generated from our operations in North America, consistent with 2006 (84%) and 2005 (84%). In 2008, following the acquisition of Reuters, we anticipate that this percentage will decrease as Reuters operations are more geographically diverse than our existing operations. In the long term, we are striving to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we have developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.
We routinely update a number of our key products and services by adding functionality or providing additional services to our existing offerings to make them more valuable and attractive to our customers and, thereby, increase our revenues from existing customers. Because of the dynamic nature of our products and services, management does not find it useful to analyze large portions of our revenue base using traditional price versus volume measurements. As it is difficult to assess our revenue changes from a pure price versus volume standpoint when products are continually evolving, we limit these measurements to our analysis of more static products and service offerings.
EXPENSES
As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. Labor represented approximately 67% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2007 compared to approximately 66% in 2006 and 65% in 2005. No other category of expenses accounted for more than 15% of our operating costs in 2007, 2006 or 2005.

Management’s
Discussion
and Analysis
ACQUISITIONS
Acquisitions play a key role in fulfilling our strategy. Our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations to broaden the range of our product and service offerings to better serve our customers. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. In 2007, acquired businesses generated approximately one quarter of our total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that we acquired have initially had lower margins than our existing businesses.
Number of
Closed Acquisitions
Aggregate Cost of Acquisitions
(in millions of U.S. dollars)
Our largest acquisitions during the years ended December 31, 2007, 2006 and 2005 were:
•	2007 – Deloitte Tax LLP Property Tax Services, a provider of property tax outsourcing and compliance services; CrossBorder Solutions, a provider of tax software; and Prous Science, a provider of life sciences information solutions;

•	2006 – Solucient, LLC, a provider of data and advanced analytics to hospitals and health systems; Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions; and LiveNote Technologies, a provider of transcript and evidence management software to litigators and court reporters; and

•	2005 – Global Securities Information (GSI), a provider of online securities and securities-related information and research services.
DISPOSITIONS
As part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus on providing electronic workflow solutions to business and professional markets and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, management decided to sell the businesses discussed below. Results for these businesses were classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to our current integrated information offerings.
Pending
As of December 31, 2007, our only pending disposition was PLM, a provider of drug and therapeutic information in Latin America, which was approved for sale in March 2007.
Completed
In 2007, we completed the sale of Thomson Learning through three independent processes:
•	In July 2007, we sold Thomson Learning’s higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners. As a result of the sale, we received gross proceeds of approximately $7.6 billion.

•	In May 2007, we sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million.

•	In October 2007, we sold Prometric, a provider of assessment services, to ETS for $310 million in cash and a 6% promissory note for approximately $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. The promissory note was reflected in our financial statements at its estimated fair value of $60 million to account for the difference between the market and stated rates of interest. The principal amount of the note is subject to further adjustment based on certain contingencies.

The following table describes certain other dispositions that we closed during 2007 and 2006. Other than certain minor investments, there were no other dispositions in 2005.

Business	Segment	Closed

GEE – a regulatory information business in the United Kingdom	Legal	December 2007
New England Institutional Review Board – an ethical review board that monitors clinical research involving human subjects	Healthcare	December 2007
CenterWatch – a provider of clinical research information	Healthcare	December 2007
Fakta – a Swedish regulatory information business	Legal	November 2007
NewsEdge – a provider of business information and news	Legal	July 2007
Market Research – a provider of business information and news	Legal	May 2007
IOB – a regulatory information business in Brazil	Legal	June 2007
Thomson Medical Education – a provider of medical education	Healthcare	April 2007
North American operations of Thomson Education Direct, a consumer-based distance learning career school	Learning	March 2007
American Health Consultants – a medical newsletter publisher and medical education provider	Healthcare	August 2006
K.G. Saur – a German publisher of biographical and bibliographical reference titles serving the library and academic communities	Learning	August 2006
Peterson’s – a publisher of college preparatory guides	Learning	July 2006
Lawpoint – an Australian provider of print/online regulatory information services	Legal	June 2006
Law Manager – a software and services provider	Legal	April 2006
Our proceeds from the sales of discontinued operations, net of taxes paid, were $7 billion in 2007 and $81 million in 2006. In 2005, we paid $105 million in taxes associated with discontinued operations sold in a prior year.
Additionally, over the past few years we have sold certain minority equity investments and businesses that did not qualify as discontinued operations. Proceeds from these sales amounted to $18 million in 2007, $88 million in 2006 and $4 million in 2005.

Management’s
Discussion
and Analysis
THOMSONplus
THOMSONplus is a series of initiatives, announced in 2006, which will allow us to become a more integrated operating company by leveraging assets and infrastructure across all segments of our business. The program is expected to produce cost savings for our businesses by:
•	Realigning our business units into five segments;

•	Streamlining and consolidating certain functions such as finance, accounting and business systems;

•	Leveraging infrastructure and technology for customer contact centers;

•	Establishing low-cost shared service centers;

•	Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•	Re-engineering certain product development and production functions and realigning particular sales forces within our business segments.
To accomplish these initiatives, we had previously reported that we expected to incur approximately $250 million of expenses from inception through 2009 primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a series of initiatives, it was noted that the timing of these costs and savings may shift between different calendar years. While our overall estimates of costs and savings for the program remain unchanged, we now expect to complete the program and reach our savings targets earlier than originally estimated. As a result, we have accelerated spending that was initially planned for future years into 2007. Currently, we expect to incur expenses of approximately $30 million in 2008. We do not expect to incur expenses in 2009 as was originally reported.
In 2007, we incurred $153 million of expenses associated with THOMSONplus consisting primarily of consulting fees, severance costs and charges associated with the restructuring of Thomson Legal’s North American sales force. The consulting costs primarily related to our efforts to deploy SAP as our company-wide ERP system, which will continue into 2008, as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers, efforts to streamline the operations of Thomson Financial and the restructuring of Thomson Legal’s North American sales force.
In 2006, we incurred $60 million of expenses consisting primarily of consulting fees and severance costs. The consulting costs primarily related to our efforts to deploy SAP. Additionally, we incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance costs and losses on vacated leased properties.
THOMSONplus program initiatives have generated an annualized cost reduction of approximately $120 million primarily due to the elimination of certain positions and the relocation of others to lower cost locations, including those resulting from our establishment of a facility in Hyderabad, India to perform certain finance functions. We expect to reach a savings rate of $160 million per year by the middle of 2008, which is $10 million above our previously stated targeted savings rate of $150 million per year. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common ERP system, the consolidation of common back office financial processes into regional and global shared service centers and the integration of platforms across all of our segments. Our anticipated savings from THOMSONplus are in addition to the synergies that we anticipate from the proposed Reuters acquisition.
Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment. Restructuring activities represented approximately $91 million of the expense for 2007. The liabilities associated with these restructuring activities were not material as of December 31, 2007 and 2006.
SEASONALITY
Historically, our revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, our operating margins have historically increased as the year progresses. For these reasons, the performance of our businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues have not historically fluctuated significantly throughout the year, we anticipate that, upon completion of this acquisition, the seasonality of Thomson Reuters revenues will be slightly less pronounced.

USE OF NON-GAAP FINANCIAL MEASURES
In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:
•	Underlying operating profit and underlying operating profit margin. We measure our operating profit to adjust for costs associated with our corporate efficiency initiatives and other items affecting comparability, which we refer to as underlying operating profit. We refer to underlying operating profit as a percentage of revenues as the underlying operating profit margin. We use these measures to assist in comparisons from one period to another as they remove the impact of items which distort the performance of our operations. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Results of Operations” section of this management’s discussion and analysis.

•	Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.
In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes or on cash taxes paid.
See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Results of Operations” section of this management’s discussion and analysis.
•	Net debt. We measure our net debt, which we define as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we generally intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

•	Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.
These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management’s discussion and analysis.
While in accordance with Canadian GAAP, our definition of segment operating profit may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
We report depreciation for each of our segments within the section entitled “Additional Information”.

Management’s
Discussion
and Analysis
RESULTS OF OPERATIONS
The following discussion compares our results for the fiscal years ended December 31, 2007, 2006 and 2005 and for the three-month periods ended December 31, 2007 and 2006, and provides analyses of results from continuing operations and discontinued operations.
BASIS OF ANALYSIS
Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled “Discontinued Operations” for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.
The following table summarizes our consolidated results for the years indicated.

	Year ended December 31

(millions of U.S. dollars, except per share amounts)	2007	2006	2005

Revenues	7,296	6,591	6,122
Operating profit[1]	1,297	1,248	1,159
Operating profit margin[1]	17.8%	18.9%	18.9%
Net earnings[1]	4,004	1,120	934
Diluted earnings per common share[1]	$6.20	$1.73	$1.42

1	Results are not directly comparable due to certain non-recurring or special items.
Revenues. In 2007, revenues increased 11% comprised of the following:
•	6% from higher revenues of existing businesses;

•	3% from contributions of newly acquired businesses; and

•	2% from foreign currency translation.
For our existing businesses, revenue growth was exhibited in almost all of our segments, reflecting customer demand for our integrated solutions, particularly in the legal and tax and accounting markets, and overall growth in these markets. Contributions from acquired businesses were primarily related to Solucient in our Thomson Healthcare segment, as well as CrossBorder Solutions and the Deloitte Tax LLP Property Tax Services business in our Thomson Tax & Accounting segment.
Revenues in 2006 grew 8% comprised of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Quantitative Analytics, Inc. and AFX News in our Thomson Financial segment and Solucient and MercuryMD in our Thomson Healthcare segment.
Operating profit. In 2007, operating profit increased 4% primarily due to the increase in revenues. Our results also reflected a nonrecurring gain of $34 million associated with the settlement of a pension plan. Our operating profit margin decreased compared to the prior year as higher expenses resulting from costs associated with the Reuters acquisition and the timing of spending related to our THOMSONplus program more than offset the effects of scale and efficiency initiatives. See the section entitled “THOMSONplus” for a discussion of the program’s initiatives and our associated costs.
The following table presents a summary of our operating profit and operating profit margin after adjusting for THOMSONplus costs and other items affecting comparability in each year.

	Year ended December 31

(millions of U.S. dollars)	2007	2006	2005

Operating profit	1,297	1,248	1,159
Adjustments:
THOMSONplus costs	153	60	—
Reuters transaction costs	76	—	—
Settlement of pension plan	(34)	—	—
Underlying operating profit	1,492	1,308	1,159
Underlying operating profit margin	20.4%	19.8%	18.9%
In 2007, underlying operating profit increased 14% as a result of higher revenues. The underlying operating profit margin increased compared to the prior year due to the effects of scale and efficiency initiatives, as well as savings attributable to certain spending which was deferred due to the pending Reuters acquisition.
In 2006, operating profit rose 8% primarily due to the increase in revenues. The operating profit margin remained constant as compared to the prior year as the effects of scale were offset by higher corporate costs resulting from our THOMSONplus program, increased pension and other defined benefit plans expense and higher stock-related compensation expense. Excluding the impact of costs associated with the THOMSONplus program, underlying operating profit increased 13% due to the increase in revenues and the underlying operating margin rose as a result of the effects of scale.

Depreciation and amortization. Depreciation expense increased 7% in 2007 compared to the prior year. This increase reflected recent acquisitions and capital expenditures. Amortization expense increased 7% in 2007 compared to the prior year. This increase reflected the amortization of newly acquired assets, which more than offset the impact from the completion of amortization for certain intangible assets acquired in previous years.
Depreciation in 2006 increased 6% compared to 2005. This increase reflected recent acquisitions and capital expenditures. Amortization increased 2% compared to 2005, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.
Net other income/expense. Net other expense in 2007 of $34 million primarily reflected the change in fair value of sterling call options, which were acquired in the third quarter of 2007 as part of a hedging program to mitigate exposure to changes in the $/£ exchange rate resulting from the Reuters acquisition. See the section entitled “Hedging Program for Reuters Consideration” for further discussion. The change in fair value of these options was partially offset by earnings from, and gains on the sales of, equity investments.
Net other income in 2006 of $1 million primarily consisted of gains on the sales of certain equity investments offset by a $36 million charge for a legal reserve representing our portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case.
Net other expense in 2005 was $28 million, which primarily represented a loss associated with the early redemption of certain debt securities of $23 million and a charge of $15 million to reduce the carrying value of one of our equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.
Net interest income/expense and other financing costs. In 2007, net interest expense and other financing costs of $12 million reflected $203 million of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses in money market funds. Excluding this interest income, net interest expense approximated that of the prior year.
In 2006, our net interest expense and other financing costs approximated that of 2005.
Income taxes. Our income tax expense in 2007 represented 12.4% of our earnings from continuing operations before income taxes. This compares with effective rates of 11.3% in 2006 and 28.4% in 2005. Our effective income tax rate is lower than the Canadian corporate income tax rate of 35.4% in 2007 (35.4% in 2006 and 36.0% in 2005), principally due to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. Our income tax expense was further impacted by certain non-recurring or special items and the accounting for discontinued operations in 2007, 2006 and 2005 as described below.
•	In 2007, our provision included benefits of $60 million resulting primarily from the recognition of Canadian tax losses, but also reflecting a change in Australian tax law. These benefits reduced our 2007 effective tax rate by approximately 5%. The Canadian tax losses were recognized in anticipation of using them against taxable income from the sale of Thomson Learning’s Canadian education operations, which was completed in July 2007.

•	In 2006, we increased valuation allowances against deferred tax assets which increased our tax rate by 4%. The net change in the valuation allowance included benefits associated with our Thomson Learning segment which, under the requirements of discontinued operations accounting, were not allowed to be reclassified to discontinued operations along with the other results for the business. The impact of including the benefits related to the Thomson Learning segment in our continuing operations tax charge reduced our effective tax rate by 3% in 2006, and 2% in 2005.

•	In 2005, we released $98 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, we repatriated a substantial portion of certain of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was effected through intercompany financing arrangements. We incurred a non-recurring tax charge of $125 million in connection with this repatriation, which reduced our cash flow from operations and our net earnings in the fourth quarter by the same amount. The net effect of both of these non-recurring or special tax items was a $27 million increase in the tax provision for the full year of 2005.

Management’s
Discussion
and Analysis
The balance of our deferred tax assets at December 31, 2007 was $1,439 million compared to $1,346 million at December 31, 2006. Our deferred tax assets consist primarily of tax losses and other credit carryforwards, the majority of which can only be utilized against taxable income in Canada. In assessing the likelihood of using our deferred tax assets, we first offset them against deferred tax liabilities which do not relate to indefinite lived intangible assets. We establish valuation allowances for any remaining deferred tax assets that we do not expect to be able to use against such deferred tax liabilities or future taxable income. Our valuation allowance against our deferred tax assets at December 31, 2007 was $395 million compared to $441 million at December 31, 2006. The net movement in the valuation allowance from 2006 to 2007 primarily related to increases in deferred tax liabilities from the revaluation of debt and currency swaps, which would be offset by a corresponding decrease in the valuation allowance, and increases due to additional Canadian losses recorded that we do not anticipate using because we expect to continue to incur losses in Canada.
We expect to consummate our acquisition of Reuters in April 2008 and, at this time, we are unable to forecast our 2008 effective tax rate. However, we expect our businesses to continue with initiatives to consolidate the ownership of their technology platforms and content, and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. Additionally, our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged, as well as the geographic mix of our profits.
See the section entitled “Contingencies” for further discussion of income tax liabilities.
Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $3,998 million in 2007 compared to $1,115 million in 2006. Diluted earnings per common share were $6.20 in 2007 compared to $1.73 in 2006. The significant increases in reported earnings and earnings per common share were primarily the result of the gain on the sales of the Thomson Learning businesses.
Earnings attributable to common shares were $1,115 million in 2006 compared to $930 million in 2005. Earnings per common share were $1.73 in 2006 compared to $1.42 in 2005. The increases in reported earnings and earnings per common share were the result of higher operating profit and lower tax expense due to the recapitalization of certain subsidiaries in the fourth quarter of 2005 and certain non-recurring or special items in 2005.
The results for each of these periods are not directly comparable because of certain non-recurring or special items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

(millions of U.S. dollars,	Year ended December 31
except per common share amounts)	2007	2006	2005
Earnings attributable to common shares	3,998	1,115	930
Adjustments for non-recurring or special items:
Net other expense (income)	34	(1)	28
Reuters transaction costs	76	—	—
Gain on settlement of pension plan	(34)	—	—
Tax on above items	(17)	(16)	(4)
Tax (benefits) charges	(60)	(33)	5
Discontinued operations	(2,908)	(208)	(282)

Adjusted earnings from continuing operations	1,089	857	677

Adjusted earnings per common share from continuing operations	$1.69	$1.33	$1.03

Our adjusted earnings from continuing operations for 2007 increased 27% compared to 2006 largely as a result of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses and higher operating profit stemming from higher revenues. These more than offset higher costs associated with THOMSONplus.
Our adjusted earnings from continuing operations for 2006 increased 27% compared to 2005 largely as a result of higher operating profit from higher revenues and a lower effective tax rate, which more than offset costs associated with THOMSONplus as well as higher pension and other benefit plans expense and higher stock-related compensation expense.

OPERATING RESULTS BY BUSINESS SEGMENT
Thomson Legal

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005
Revenues	3,318	3,008	2,795
Segment operating profit	1,044	943	849
Segment operating profit margin	31.5%	31.3%	30.4%
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Results for Thomson Legal reflected continued demand for our online services in the United States, United Kingdom and other international markets. Revenues increased 10% comprised of the following:
•	7% from higher revenues of existing businesses;

•	1% from contributions of newly acquired businesses; and

•	2% from foreign currency translation.
Growth within our existing businesses reflected the strong performance of online services, consisting primarily of Westlaw and our international online services, which increased 10% over the prior year. Revenue from sales of software and services increased 12% as a result of higher new sales of website design and hosting services. Additionally, revenues from print and CD products increased slightly compared to the prior year as higher print revenues offset a decline in CD product revenues as customers continued to migrate to Thomson Legal’s online offerings. Contributions from acquired businesses reflected the results from Baker Robbins, a provider of technology and information management consulting to law firms and law departments, acquired in January 2007, and LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is our integrated litigation platform, acquired in September 2006.
Within our North American legal businesses, revenues increased primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic, primarily due to new sales. Revenues from the Westlaw Litigator suite of online products increased in part due to the expansion of content and functionality of the offerings, such as the integration of legal briefs, trial documents and dockets and the introduction of Medical Litigator. Revenues from services increased primarily due to higher sales at FindLaw due to new sales, new product introduction and improved retention rates. Outside of North America, online revenues increased due to higher customer demand for our products and, to a lesser extent, the continued migration of international customers from CD to online products. Revenues from trademark services increased due to higher volume. International print revenues increased slightly compared to the prior year.
The growth in segment operating profit was primarily a result of the revenue growth described above. Results reflected continued investments in localized content and technology for Asian markets, particularly in Japan related to a joint venture with Shin Nippon Hoki, as well as in China. Segment operating profit also reflected a $13 million charge for an anticipated legal settlement. The segment operating profit margin for 2007 approximated that of the prior year as the effects of scale in the existing businesses and the continued impact of efficiency initiatives were offset by the impact of our Asian investments and the legal settlement charge.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Revenues in 2006 increased 8% comprised of the following:
•	7% from higher revenues of existing businesses;

•	1% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Growth within our existing businesses reflected the strong performance of online services, as well as higher revenue from sales of software and services. Contributions from acquired businesses reflected the results from LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, and several small acquisitions in 2006 that supplement existing offerings.
Within our North American legal businesses, revenues increased primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments as a result of higher new sales. Revenues from services increased primarily due to higher sales at FindLaw. Outside of North America, online revenues increased, particularly in Europe and Australia, due to higher customer demand for our products and the migration of international customers from CD to online products.
The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses and a favorable product mix.
Outlook
Growth in the overall legal information market remains modest but steady. We expect that customer spending worldwide on print products will remain constant, while spending on CD products will continue to decline. We anticipate the most significant elements of growth in this market will be in spending for online products and integrated information offerings. In North America, law firms are increasingly interested in productivity solutions. In this environment, we anticipate continued demand for both our “practice of law” workflow products and our “business of law” products and services. We also anticipate that the Thomson Legal segment operating profit margin will increase in 2008.

Management’s
Discussion
and Analysis
Thomson Financial

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005
Revenues	2,186	2,025	1,908
Segment operating profit	454	380	334
Segment operating profit margin	20.8%	18.8%	17.5%
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Results in 2007 for Thomson Financial reflected the continued success of Thomson ONE offerings. Revenues increased 8% comprised of the following:
•	5% from higher revenues of existing businesses;

•	1% from contributions of newly acquired businesses; and

•	2% from foreign currency translation.
Revenues from existing businesses increased as a result of new sales as well as higher transaction revenues. Revenues increased primarily in the investment management, corporate services and investment banking markets due to new sales and migrations from legacy offerings, as well as higher revenues from Omgeo. In the investment management market, revenues increased from Thomson Quantitative Analytics, StreetEvents and Datafeeds, as well as an increase in Thomson ONE desktop sales. Corporate services revenues increased due to higher Thomson ONE Investor Relations sales and increased revenues from investor relations communications services. Revenues from Omgeo’s straight-through-processing services increased due to continued customer demand. TradeWeb’s overall revenues increased slightly due to higher transaction fees from higher volume in the mortgage-backed securities marketplace. Revenue growth from existing businesses was slightly tempered by lower pricing on our indications of interest offering and, in the wealth management sector, the exiting of a low-margin contract and declines in low-margin legacy desktops.
Increases in revenues from existing businesses were experienced in Thomson Financial’s three primary geographic regions, the U.S., Europe and Asia. The increases in revenues in Europe and Asia were attributable to greater localized solutions, including Japanese language versions of Thomson ONE Investment Banking and Thomson ONE Investment Management, and higher sales of investor relations communication services.
Results also reflected contributions from eXimius, a workflow solution provider for the private client investment management community that was acquired in February 2007; AFX News, a real-time financial news agency that was acquired in July 2006; and Quantitative Analytics, a provider of financial database integration and analysis solutions that was acquired in March 2006.
Segment operating profit increased primarily due to higher revenues, as well as the effect of efficiency initiatives and savings attributable to deferred spending due to the pending Reuters acquisition. The segment operating profit margin increased due to the effects of higher revenues, the impact of completed and ongoing efficiency efforts to relocate certain activities to lower cost locations, certain deferred spending as discussed above and a decline in depreciation expense as a result of more efficient capital spending.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Revenues in 2006 increased 6% comprised of the following:
•	4% from higher revenues of existing businesses;

•	2% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Revenues from existing businesses increased as a result of new sales of Thomson ONE products, as well as higher usage and transaction revenues. Revenues from Thomson ONE products increased across the investment banking, corporate, investment management and institutional equities sectors. Notably, performance in the corporate sector reflected the adoption of Thomson ONE Investor Relations. Increases in revenues from existing businesses were experienced in our three primary geographic regions, the U.S., Europe and Asia. International growth benefited from demand for our webcasting solutions as European and Asian markets increasingly are adopting U.S.-style investor relations practices. TradeWeb’s overall revenues increased due to higher subscription fees despite TradeWeb’s decline in transaction fees, which resulted from lower trading volumes in its U.S. Treasuries marketplace. Revenue growth from existing businesses was also tempered by the discontinuation of a low margin service in the wealth management sector. Results also reflected contributions from Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006, and AFX News, a real-time financial news agency that was acquired in July 2006.
Segment operating profit increased due to the increase in revenues. The segment operating profit margin increased due to the effects of scale and efficiency efforts to relocate certain activities to lower cost locations.
Outlook
Certain sectors of the financial services market have experienced losses recently as a result of declines in the values of mortgage-backed and other securities. As a result, some companies have announced layoffs and other cost-cutting actions. Performance for our desktops in the investment banking and investment management sectors could be sensitive to these market dynamics. However, we believe that Thomson Financial is diversified, as

40% of Thomson Financial’s revenues in 2007 were derived from transaction-related businesses and corporate services, and thus, we believe that Thomson Financial is less sensitive to economic downturns than it was historically. Additionally, we expect our analytical tools to remain attractive despite economic conditions.
Upon the closing of the Reuters acquisition, Thomson Financial and Reuters will be combined to form the Markets division of Thomson Reuters. We anticipate over the next few years that we will incur additional costs associated with integrating the operations of Thomson Financial and Reuters. We plan to provide a further outlook after the completion of the transaction.
Thomson Tax & Accounting

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005
Revenues	705	598	532
Segment operating profit	184	168	141
Segment operating profit margin	26.1%	28.1%	26.5%
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Results for Thomson Tax & Accounting reflected continuing customer demand for our online solutions and software products and acquired businesses. Revenues increased 18% comprised of the following:
•	10% from higher revenues of existing businesses; and

•	8% from contributions of newly acquired businesses.
Revenues from Thomson Tax & Accounting’s existing businesses increased as a result of higher online, software and services sales as well as improved retention. In the research and guidance sector, Checkpoint online revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Revenues in the professional software and services sector increased due to higher tax transaction revenues and increased sales of product suites derived from additional offerings and increased customer retention. Within the corporate software and services sector, revenues increased primarily as a result of higher sales of income tax and transaction tax products and services. These income tax revenues benefited from customer demand and increased sales of additional value-added services, such as consulting and training.
Results also reflected contributions from the Deloitte Tax LLP Sales & Use Outsourcing business, a provider of sales and use tax compliance services that was acquired in January 2007; CrossBorder Solutions, a tax software provider specializing in international tax compliance areas such as transfer pricing that was purchased in March 2007; the Employee Benefits Institute of America, a provider of employee benefits research and guidance purchased in June 2007; and the Deloitte Tax LLP Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, acquired in October 2007.
Growth in segment operating profit compared to the prior year reflected the increase in revenues. The segment operating profit margin decreased as the impact of lower initial margins for certain acquired businesses as a result of acquisition accounting adjustments which more than offset the effects of scale and the impact of integration and efficiency initiatives. We anticipate that the impacts of these accounting adjustments will normalize in 2008 and the operating profit margin will return to historical averages by the end of 2008.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Revenues in 2006 increased 12% comprised of the following:
•	11% from higher revenues of existing businesses; and

•	1% from contributions of newly acquired businesses.
Revenues from existing businesses increased as a result of higher online and software and services sales. Thomson’s Checkpoint online service revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Software revenues increased due to higher sales of our UltraTax and InSource offerings. Service revenues increased primarily as a result of higher sales and use tax outsourcing services at Tax Partners.
The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses and a favorable product mix.
Outlook
Increasing regulatory complexity and stringency have significantly affected the accounting labor market, causing shortages of experienced staff and increasing the demand in excess of supply. As a result, there has been an increase in the demand for compliance information and software and for workflow efficiency tools and integrated solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and our outsourcing solutions.

Management’s
Discussion
and Analysis
Thomson Scientific

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005
Revenues	651	602	569
Segment operating profit	175	151	129
Segment operating profit margin	26.9%	25.1%	22.7%
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Results for Thomson Scientific reflected continuing customer demand for our solutions. Revenues increased 8% comprised of the following:
•	4% from higher revenues of existing businesses;

•	2% from contributions of newly acquired businesses; and

•	2% from foreign currency translation.
Growth in revenues from existing businesses was primarily a result of higher revenues for the Web of Science and ISI Web of Knowledge, as well as increased revenues from corporate information solutions. The Web of Science and ISI Web of Knowledge benefited from an increase in new sales and higher renewal rates. Revenues from corporate information solutions increased due to higher demand for patent management services and data, as well as for industry standards information. These increases were partially offset by lower revenues from online hosted content and legacy products. Results also reflected contributions from ScholarOne, a provider of subscription-based software for authoring, evaluating and publishing research that was acquired in August 2006, and Prous Science, a provider of life sciences information solutions that was acquired in September 2007.
Growth in segment operating profit compared to the prior year reflected higher revenues and the impact of efficiency initiatives. These initiatives, which include the relocation of certain activities to lower cost locations, have enabled Thomson Scientific to control costs and improve its segment operating profit margin.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Revenues in 2006 increased 6% comprised of the following:
•	4% from higher revenues of existing businesses;

•	2% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Growth in revenues from existing businesses was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions. These increases were partially offset by lower revenues from our other online and legacy print products.
Growth in segment operating profit compared to the prior year reflected higher revenues from our workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling us to control costs and improve the segment operating profit margin.
Outlook
The increasing importance of technological innovation to global competition and the underlying shift of enterprise values from tangible to intangible assets continue to drive greater investments in scientific research and development (R&D). Based on these broad driving forces, we expect continued customer demand, from academic research institutions to global pharmaceutical companies, for our information solutions and analytical tools that help them conduct more effective and efficient R&D, as well as our services and offerings that protect and maintain the intellectual property that result from their R&D efforts.
Thomson Healthcare

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005
Revenues	452	374	334
Segment operating profit	85	81	80
Segment operating profit margin	18.8%	21.7%	24.0%
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Results for Thomson Healthcare reflected a recent investment in our management decision support offerings and continued customer demand in that sector. Revenues increased 21% as a result of contributions from newly acquired businesses.
Revenues from existing business were consistent with those of the prior year as continuing demand for management decision support offerings offset a decline in PDR monograph and project sales. While revenues increased compared to the prior year periods, the impact of new sales for point-of-care (clinical) decision support and payer decision support offerings were tempered by the losses of certain customer contracts. Results from newly acquired businesses primarily reflected the addition of Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006.
Segment operating profit increased as the effect of the increase in revenues more than offset an increase in expenses due to product development and integration expenses associated with acquired offerings. The segment operating profit margin decreased as the effects of a less profitable revenue mix, higher product development expenses and integration costs more than offset the savings from integration initiatives.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Results for Thomson Healthcare reflected continuing customer demand for our solutions and services and additional investments in the healthcare marketplace. Revenues increased 12% comprised of the following:
•	3% from higher revenues of existing businesses;

•	9% from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.
Growth in revenues from existing businesses was primarily a result of increased customer spending for healthcare decision support products. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006, and MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.
The growth in segment operating profit compared to the prior year reflected higher revenues from our workflow solutions and costs from completed and ongoing integration initiatives. The segment operating profit margin decreased in 2006 due primarily to costs incurred in connection with the integration initiatives.
Outlook
The aging U.S. population, growth in chronic conditions and the increasing complexity of healthcare therapeutic options are continuing to drive healthcare costs higher, as well as highlight the need for improved quality and patient safety. These trends are creating the need for decision support solutions. We, therefore, anticipate continued growth from our healthcare management and point-of-care decision support solutions.
Corporate and Other

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005
Expenses excluding THOMSONplus and Reuters transaction costs	160	175	139
THOMSONplus	153	60	—
Reuters transaction costs	76	—	—

Total	389	235	139

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
In 2007, Corporate and Other expenses increased $154 million over the prior year. The increase was primarily due to expenses associated with the THOMSONplus program and with the Reuters transaction, as well as higher healthcare costs. Results also reflected a $34 million gain associated with the settlement of a pension plan. Reuters transaction costs included in corporate expenses primarily consisted of consulting costs for integration planning as well as expenses associated with retention programs. We expect to continue to incur transaction-related costs in future periods.
In 2007, we incurred $153 million of expenses associated with THOMSONplus. These expenses primarily related to consulting services, severance costs and charges associated with the restructuring of Thomson Legal’s North American sales force. The consulting costs primarily related to our efforts to deploy SAP as our company-wide ERP system, which will continue into 2008, as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers, efforts to streamline the operations of Thomson Financial and the restructuring of Thomson Legal’s North American sales force.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
In 2006, Corporate and Other expenses increased $96 million, or 69%, compared to 2005. The increase was primarily due to expenses associated with our THOMSONplus program, as well as higher pension and other defined benefit plans expense and stock-related compensation expense.
In 2006, we incurred $60 million of expenses associated with THOMSONplus. These expenses primarily related to consulting services, but also included severance costs.
Outlook
We anticipate Corporate and Other expenses in 2008 to reflect reduced expenditures associated with THOMSONplus as the program is expected to be concluded in the first half of the year. However, following the completion of the Reuters acquisition, additional expenses will be recorded within Corporate and Other related to the Reuters integration.

Management’s
Discussion
and Analysis
Discontinued Operations
As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of certain businesses. These businesses were classified as discontinued operations within the consolidated financial statements for years ended December 31, 2007, 2006 and 2005. Results of discontinued operations reflected the activity of these businesses until their date of sale and the gain or loss on their disposition and were comprised of the following operations.
In the fourth quarter of 2007, we approved plans to sell GEE, our regulatory information business in the United Kingdom that was managed by Thomson Legal. The sale was completed in December 2007.
In April 2007, we approved plans to sell Fakta, our regulatory information business in Sweden. This business was managed within Thomson Legal. The sale was completed in November 2007.
In March 2007, we approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board (NEIRB), an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information. The sale of NEIRB and CenterWatch was completed in December 2007.
In 2007, we completed the sale of Thomson Learning through three independent processes, each on its own schedule, as follows:
•	In July 2007, we sold Thomson Learning’s higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners. As a result of the sale, we received gross proceeds of approximately $7.6 billion and recognized a post-tax gain of $2.7 billion.

•	In May 2007, we sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $10 million.

•	In October 2007, we sold Prometric, a provider of assessment services, to ETS for $310 million in cash and a 6% promissory note for approximately $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. The promissory note was reflected in our financial statements at its estimated fair value of $60 million to account for the difference between the market and stated rates of interest. We recognized a post-tax gain of $18 million related to this transaction. The principal amount of the note is subject to further adjustment based on certain contingencies.
In future periods, our net proceeds will be adjusted for certain post-closing adjustments. We recorded pre-tax impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as carrying value at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.
Additionally, in the fourth quarter of 2006 we approved plans within Thomson Legal to sell our business information and news operations, which include our Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, we recorded pre-tax impairment charges to identifiable intangible assets of $3 million related to these businesses. We completed the sale of the Market Research and NewsEdge businesses in May 2007 and July 2007, respectively.
In June 2006, our board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. We completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.
In the first quarter of 2006, we approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. We completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.
Also in the first quarter of 2006, we approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at March 31, 2006, we recorded pre-tax impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million in the first half of 2006. We completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. We recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006. We completed the sale of our North American operations of Thomson Education Direct in March 2007.
In December 2005, our board of directors approved the plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. We completed the sale in the third quarter of 2006.

We adjust liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In 2007, we adjusted $9 million of disposal liabilities related to previous dispositions. The adjustments related principally to tax liabilities.
For more information on discontinued operations, see note 8 to our annual financial statements for the year ended December 31, 2007.
Return on Invested Capital
We measure our return on invested capital (ROIC) to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We have historically calculated our ROIC as the ratio of our operating profit (including businesses classified within discontinued operations) before amortization, less taxes paid, to our average invested capital (see the “Reconciliations” section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measure). However, as the mid-2007 disposal of Thomson Learning, a highly seasonal business, as well as other businesses sold during the year distorts the calculation, we have computed 2007 ROIC by excluding the impacts of businesses classified as discontinued operations. ROIC calculated in this manner for 2007 was 8.7%, an increase from 8.2% for 2006 and 7.8% for 2005.
REVIEW OF FOURTH QUARTER RESULTS
The following table summarizes our consolidated results for the fourth quarter of 2007 and 2006.

	Three months ended December 31
(millions of U.S. dollars)	2007	2006
Revenues	2,033	1,850
Operating profit[1]	410	422
Operating profit margin[1]	20.2%	22.8%
Net earnings[1]	434	391
Diluted earnings per common share[1]	$0.67	$0.61

1	Results are not directly comparable due to certain non-recurring or special items, as noted below.
Revenues. The 10% increase in revenues for the three months ended December 31, 2007 was comprised of the following:
•	6% from growth of existing businesses;

•	2% from contributions of acquired businesses; and

•	2% from the favorable impact of foreign currency translation.
The growth from existing businesses was primarily contributed by the online products and solutions of Thomson Legal and Thomson Tax & Accounting, as well as those of Thomson Financial and Thomson Scientific. Contributions from acquired businesses were primarily related to the results of Solucient within Thomson Healthcare and CrossBorder Solutions within Thomson Tax & Accounting.
Operating profit. Operating profit for the three months ended December 31, 2007 decreased 3%. This decrease was primarily due to expenses associated with our THOMSONplus program and Reuters transaction costs. These expenses more than offset the effect of higher revenues and a $34 million nonrecurring gain on the settlement of a pension plan. The corresponding operating profit margin also decreased as a result of these higher expenses.
The following table presents a summary of our operating profit and operating profit margin for the three months ended December 31, 2007 and 2006 after adjusting for THOMSONplus costs and other items affecting comparability in each period.

	Three months ended December 31
(millions of U.S. dollars)	2007	2006
Operating profit	410	422
Adjustments:
THOMSONplus costs	68	29
Reuters transaction costs	45	—
Settlement of pension plan	(34)	—

Underlying operating profit	489	451
Underlying operating profit margin	24.1%	24.4%

Underlying operating profit for the three months ended December 31, 2007 increased 8% as a result of higher revenues. The underlying operating profit margin decreased compared to the prior year as the effects of scale and of efficiency initiatives were more than offset by investments in Asia and the timing of expenses in our Thomson Legal segment and the impact of lower initial margins for certain acquired business in our Thomson Tax & Accounting segment as a result of acquisition accounting adjustments.

Management’s
Discussion and
Analysis
Depreciation and amortization. Depreciation for the three months ended December 31, 2007 increased $4 million, or 3%, compared to the same period in 2006 due to the newly acquired assets and the timing of capital expenditures. Amortization for the three months ended December 31, 2007 increased $5 million, or 8%, compared to the 2006 period reflecting the expense of newly acquired intangible assets.
Net other expense. Net other expense for the three months ended December 31, 2007 of $40 million primarily reflected the change in the fair value of our sterling call options (see the section entitled “Hedging Program for Reuters Consideration” for further discussion).
Net other expense for the three months ended December 31, 2006 of $35 million primarily consisted of a legal reserve representing our portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case.
Net interest income/expense and other financing costs. Net interest income and other financing costs for the three months ended December 31, 2007 of $52 million reflected $111 million of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses in money market funds. Excluding this interest income, net interest expense approximated that of the prior year.
Income taxes. Income taxes for the three-month period ended December 31, 2007 increased compared to the prior year period due to higher taxable income in the current period and certain non-recurring tax credits in the prior period. Income taxes for both periods in the current and prior year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our effective tax rate for the full year.
Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $432 million for the three months ended December 31, 2007 compared to $390 million in the same period in 2006. Earnings per common share were $0.67 in the three months ended December 31, 2007 compared to $0.61 in the comparable period in 2006. The increases in earnings and earnings per common share were primarily due to interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses and the results from discontinued operations. The results for the three months ended December 31, 2007 and 2006 are not directly comparable because of certain non-recurring or special items, the impacts from accounting for income taxes in interim periods, and the variability in discontinued operations due to the timing of dispositions.
The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

(millions of U.S. dollars,	Three months ended December 31
except per common share amounts)	2007	2006
Earnings attributable to common shares	432	390
Adjustments for non-recurring or special items:
Net other expense	40	35
Reuters transaction costs	45	—
Gain on settlement of pension plan	(34)	—
Tax on above items	(9)	(15)
Tax (benefits) charges	1	(12)
Interim period effective tax rate normalization	32	8
Discontinued operations	(123)	(86)

Adjusted earnings from continuing operations	384	320
Adjusted earnings per common share from continuing operations	$0.60	$0.50

On a comparable basis, our adjusted earnings from continuing operations for the fourth quarter of 2007 improved over 2006 largely as a result of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses, which more than offset higher costs associated with THOMSONplus.

LIQUIDITY AND CAPITAL RESOURCES
FINANCIAL POSITION
At December 31, 2007, our total assets were $22,831 million, which represented a 13% increase from the total of $20,142 million at December 31, 2006. The increase in assets primarily reflected the receipt of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses in excess of their book value.
Our total assets by segment as of December 31, 2007 and 2006 were as follows:

	As of December 31
(millions of U.S. dollars)	2007	2006
Thomson Legal	6,562	6,445
Thomson Financial	3,618	3,489
Thomson Tax & Accounting	1,440	1,086
Thomson Scientific	1,419	1,344
Thomson Healthcare	772	755
Corporate and Other	9,010	1,452
Discontinued operations	10	5,571

Total assets	22,831	20,142

Assets by Segment

(excluding discontinued operations,
as of December 31, 2007)
Legal	29%
Financial	16%
Tax & Accounting	6%
Scientific	6%
Healthcare	3%
Corporate and Other	40%
The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity:

	As of December 31
(millions of U.S. dollars)	2007	2006
Short-term indebtedness	183	333
Current portion of long-term debt	412	264
Long-term debt	4,264	3,681

Total debt	4,859	4,278
Swaps	(424)	(257)

Total debt after swaps	4,435	4,021
Remove fair value adjustment of cash flow hedges	14	54
Less: Cash and cash equivalents	(7,497)	(334)

Net debt	(3,048)	3,741

Total shareholders’ equity	13,571	10,481

Net debt/equity ratio	(0.22:1)	0.36:1
The change in net debt is principally attributable to the proceeds from the sale of Thomson Learning.
We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. Under the terms of our syndicated credit agreement and acquisition credit agreement discussed below, we must maintain a ratio of net debt (as used in the table above) as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. As of December 31, 2007, we were in compliance with this covenant.
In October 2007, we completed an offering of $800 million of 5.70% notes due 2014. The net proceeds from this offering were $794 million. We used these proceeds (i) to repay holders of our $400 million principal amount of 5.75% notes which matured in February 2008, (ii) to replace funds used to repay our C$250 million principal amount of 6.50% notes which matured in July 2007, and (iii) for general corporate purposes.
In July 2007, we repaid C$250 million of debentures upon their maturity.
In January 2006, we repaid $50 million of privately placed notes upon their maturity.

Management’s
Discussion and
Analysis
The following table displays the changes in our shareholders’ equity for the year ended December 31, 2007:

(millions of U.S. dollars)

Balance at December 31, 2006	10,481
Effect of accounting change for income taxes[1]	(33)
Restated balance as of December 31, 2006	10,448
Earnings attributable to common shares for the year ended December 31, 2007	3,998
Additions to paid in capital related to stock compensation and other plans	48
Common share issuances	102
Repurchases of common shares	(168)
Common share dividends declared	(628)
Net unrealized gains on derivatives that qualify as cash flow hedges[2]	(55)
Change in translation adjustment	(174)

Balance at December 31, 2007	13,571

1	Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain tax positions and recorded a non-cash charge to opening retained earnings with an offsetting increase to non-current liabilities.

2	Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders’ equity in our consolidated balance sheet. See the section entitled “Accounting Changes” for further discussion on both of these changes.
The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of December 31, 2007.

		Standard &	DBRS Limited
	Moody’s	Poor’s	(DBRS)
Long-term debt	Baa1	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Negative	Stable
In the fourth quarter of 2007, DBRS confirmed our long-term debt rating and raised its outlook to “stable”.
In the third quarter of 2007, Moody’s downgraded the debt ratings for us by one notch from “A3” to “Baa1”, the third-lowest investment grade, citing a significant increase in leverage that will result from our pending acquisition of Reuters. Moody’s changed its outlook to “stable”, indicating another rating change is not expected over the next 12 to 18 months. Additionally, Standard & Poor’s affirmed our existing long-term debt rating and changed its outlook to “negative”.
You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.
The maturity dates for our long-term debt are well balanced with no significant concentration in any one year.
Generally, the carrying amounts of our total current liabilities exceeds the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs. As of December 31, 2007, current assets exceeded current liabilities as our current assets included the proceeds from the sale of Thomson Learning.
HEDGING PROGRAM FOR REUTERS CONSIDERATION
As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00.
These options are stated at their fair value in our consolidated balance sheet and changes in their fair value are reflected within our consolidated statement of earnings. The fair value of these options at December 31, 2007 was approximately $27 million.
Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. As of December 31, 2007, our balance in these funds, which were included in the consolidated balance sheet as cash and cash equivalents, totaled approximately £2.2 billion.

SHARE REPURCHASE PROGRAM
Since May 2005, we have had in place a share repurchase program which has allowed us to repurchase up to 15 million of our shares in a given 12 month period. We most recently renewed this program in May 2007. Since May 2005, we have repurchased and subsequently cancelled 22 million shares for $836 million. We suspended repurchases from May through November 2007 as a result of our proposed acquisition of Reuters. We resumed share repurchases in late November 2007 continuing through December 2007. The following summarizes our repurchases in 2006 and 2007.

			Number of
	Shares	Average price	shares available
Three-month period ended	repurchased	per share	for repurchase

March 31, 2006	4,570,000	$36.83
June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76	12,629,500
Shares that we repurchase are cancelled. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the program at any time. From time to time, when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.
DIVIDEND REINVESTMENT PLAN (DRIP)
All eligible Thomson shareholders may elect to reinvest their dividends in our common shares at the prevailing market price. During the course of 2008, Woodbridge plans to reinvest the equivalent of 50% of the dividends that it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of our company at the prevailing market rates will be in accordance with the terms of our DRIP.
CASH FLOW
Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. In 2007, the proceeds from our divestitures, notably the sale of Thomson Learning, have also been a large source of liquidity. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Share Repurchase Program”, we have also used our cash to repurchase outstanding common shares in open market transactions.
Operating activities. Cash provided by operating activities in 2007 was $1,816 million compared to $2,125 million for 2006. The change primarily reflected higher interest income from the investment of the proceeds from divestitures, which was more than offset by lower cash from discontinued operations and costs associated with the proposed Reuters acquisition and THOMSONplus, as well as a payment of $36 million to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit. Excluding discontinued operations, cash from operating activities increased compared to the prior year primarily due to higher interest income. Working capital levels increased in 2007 due to the impact of deferred acquisition costs associated with the Reuters transaction.
Cash provided by operating activities in 2006 was $2,125 million compared to $1,879 million for 2005. The change primarily reflected the increase in operating profit from 2005 to 2006 and lower tax payments. The reduction in tax payments was principally due to a $125 million withholding tax paid in 2005 associated with the repatriation of certain subsidiary earnings. Working capital levels decreased slightly in 2006 due to the timing of accounts receivable collections and payments for normal operating expenses, though not to the extent of the prior year.
Investing activities. Cash provided by investing activities in 2007 was $5,883 million compared to cash used of $1,290 million for 2006. The activity in 2007 reflected higher proceeds from the sales of discontinued operations and decreased acquisition spending compared to the prior year. In future periods, these proceeds will be adjusted for the payment of certain post-closing adjustments. Acquisitions in 2007 included CrossBorder Solutions in our Thomson Tax & Accounting segment, Prous Science in our Thomson Scientific segment and Deloitte LLP Property Tax Services in our Thomson Tax & Accounting segment. In 2007, capital expenditures increased compared to 2006 due to higher spending on, and the timing of, technology initiatives, as well as $48 million in expenditures resulting from a data center expansion in Eagan, Minnesota.

Management’s
Discussion
and Analysis
Capital expenditures in 2007 increased 35% to $608 million from $452 million in 2006. This represented 8.3% and 6.9% of revenues in 2007 and 2006, respectively. Higher capital expenditures in 2007 were incurred primarily at Thomson Legal and within Corporate and Other, and primarily related to initiatives to standardize technology platforms across businesses and other efficiency initiatives.
The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2007, approximately 80% of our total capital expenditures were for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level.
Cash used in investing activities in 2006 was $1,290 million compared to $1,071 million for 2005. The increased use of cash in 2006 was attributable to greater acquisition spending. In 2006, spending on acquisitions included the purchase of Solucient within Thomson Healthcare, Quantitative Analytics within Thomson Financial and LiveNote within Thomson Legal. In 2005, investing activities included tax payments of $105 million associated with the sale of Thomson Media in 2004.
Financing activities. Cash used in financing activities was $464 million in 2007 compared to $912 million in 2006. The decreased outflow of cash reflected proceeds from a debt offering in 2007 and a reduction in our repurchases of common shares (see “Share Repurchase Program” above). These effects were partially offset by outflows associated with the purchase of sterling call options (see “Hedging Program for Reuters Consideration” above) and higher dividend payments.
Cash used in financing activities was $912 million for 2006 compared to $798 million for 2005. The increased use of cash largely reflected repurchases of common shares (see “Share Repurchase Program” above) and higher dividend payments in 2006.
The following table sets forth our common share dividend activity:

	Year ended December 31
(millions of U.S. dollars)	2007	2006

Dividends declared	628	567
Dividends reinvested	(16)	(14)

Dividends paid	612	553

Discussion of other significant financing activities from each year are noted under the section entitled “Financial Position”.
Free cash flow. The following table sets forth a calculation of our free cash flow for 2007 and 2006:

	Year ended December 31
(millions of U.S. dollars)	2007	2006

Net cash provided by operating activities	1,816	2,125
Capital expenditures	(608)	(452)
Additions to property and equipment of discontinued operations	(97)	(185)
Other investing activities	(37)	(26)
Dividends paid on preference shares	(6)	(5)
Other investing activities of discontinued operations	(2)	(17)
Free cash flow	1,066	1,440

Our free cash flow for 2007 decreased due to the composition of businesses in discontinued operations and costs associated with their disposition, as well as costs associated with THOMSONplus and the Reuters transaction. The increases in such costs for 2007 were offset by higher interest income on cash balances that have risen substantially as a result of the sale of Thomson Learning. Results for 2007 also reflected a $36 million payment to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit. Following is an analysis of the impact of such items on our free cash flow:

	Year ended December 31
(millions of U.S. dollars)	2007	2006

Free cash flow	1,066	1,440
Items affecting comparability:
Cash used in (provided by) operating and investing activities of discontinued operations	93	(370)
Interest on proceeds from the sale of Thomson Learning, net of taxes	(155)	—
Spending on THOMSONplus initiatives	162	69
Spending on Reuters related costs	73	—
Settlement of lawsuit	36	—

	1,275	1,139

Credit facilities and commercial paper program. In August 2007, we entered into a syndicated credit agreement with a group of banks. This new agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, we may request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. This agreement is available to provide liquidity in connection with our commercial paper program and for general corporate purposes of our company and our subsidiaries including, following the closing of our proposed transaction with Reuters, Thomson Reuters PLC and its subsidiaries. The maturity date of the agreement is August 14, 2012. However, we may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described in the “Financial Position” subsection above. In connection with entering into this agreement, we terminated our existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.
The credit facility is structured such that, if our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs.
Additionally, in May 2007, we entered into a £4.8 billion acquisition credit facility. We entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which require us and our financial advisors for the transaction to confirm our ability to finance our proposed acquisition of Reuters. We may only draw down amounts under this facility to finance the proposed acquisition, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that we incur in connection with the proposed acquisition and the credit facility. As of March 6, 2008, we had not utilized this facility. In July 2007, we reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. In accordance with the terms of the new facility, we are required to hold certain of these sale proceeds in “permitted investments”, as defined by the facility, until the closing of the proposed Reuters acquisition. These “permitted investments” include, among other investments, highly rated money market funds. The facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow our company to extend the final maturity until May 2009.
Debt shelf registration. In November 2007, we filed a new shelf prospectus that allows us to issue up to $3 billion of debt securities from time to time. The shelf prospectus will be valid until December 2009. We have not issued any debt securities under this shelf prospectus.
For the foreseeable future, we believe that cash from our operations and available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.
OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The following table presents a summary of our long-term debt and off-balance sheet contractual obligations as of December 31, 2007 for the years indicated:

(millions of U.S. dollars)	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt[1]	412	634	326	254	700	1,942	4,268
Operating lease payments	157	135	107	82	68	204	753
Unconditional purchase obligations	92	45	18	10	—	2	167

Total	661	814	451	346	768	2,148	5,188

1	Represents hedged principal payments. As substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars, amounts represent the net cash outflows associated with principal payments on our long-term debt.

Management’s
Discussion
and Analysis
We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on our consolidated balance sheet. With certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We believe, based upon current facts and circumstances, that a material payment pursuant to any such guarantees is remote.
We have various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.
We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. We do not believe that additional payments in connection with these transactions would have a material impact on our financial statements.
In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.
In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania adversely decided against us in a patent infringement case related to a business formerly owned by Thomson Financial. We subsequently posted a $95 million letter of credit in connection with our appeal. The letter of credit represents the amount of the district court’s judgment, plus fees and interest.
We plan to fund the proposed Reuters transaction with proceeds from the sales of our Thomson Learning businesses and borrowings available to us under our acquisition credit facility. We believe that cash from our operations and other available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.
We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility.
Under the terms of the syndicated credit agreement and acquisition facility, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, less our cash and cash equivalents balance. As of December 31, 2007, we were in compliance with this covenant.
Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.
CONTINGENCIES
Lawsuits and Legal Claims
In 2005, we became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and GEE businesses in the United Kingdom. In 2007, we were notified by the authorities that they had completed their inquiry and no action would be taken against us.
In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. We are a defendant in a lawsuit involving our BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The lawsuit alleges primarily violations of U.S. federal antitrust laws. In the third quarter of 2007, we accrued $13 million in connection with an agreement in principle to settle the case, which is subject to court approval. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. We continue to defend ourselves vigorously in this case. See the section of this management’s discussion and analysis entitled “Subsequent Events” for further developments.
In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Taxes
We maintain liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. We regularly assess the adequacy of this liability. Contingencies are reversed to income in the period in which we assess that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. Our contingency reserves principally represent liabilities for the years 2000 to 2007. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2008 and 2011.
In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and necessitate us to make numerous assumptions. We have established certain contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
FINANCIAL RISK
Our activities expose us to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our risk management strategy is to minimize potential adverse effects of these risks on our financial performance.
Market Risk
Currency Risk
Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2006 and 2007 increased our revenues by approximately 2%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the translation adjustment component of accumulated other comprehensive income in our shareholders’ equity. In 2007, we recorded net translation gains of $89 million, reflecting the 2007 effect of changes in exchange rates of various currencies compared to the U.S. dollar.
We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2007, substantially all of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2007. Based on our 2007 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full-year revenues and operating profit by the following amounts:

			Operating	Impact on
(millions of U.S. dollars)	Revenues as	Impact on	profit as	operating
Currency	reported	revenues	reported	profit

U.S. dollar	5,859	—	1,138	—
British pounds sterling	715	72	71	7
Euro	230	23	9	1
Canadian dollar	170	17	4	—
Australian dollar	100	10	7	1
Other	222	22	68	7

Total	7,296	144	1,297	16

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.
As of December 31, 2007, we held approximately £2.2 billion of cash and cash equivalents in British pounds sterling as part of our hedging program related to the Reuters acquisition. A 1% appreciation or depreciation in the value of sterling versus the U.S. dollar would give rise to an increase or decrease in the value of such funds by approximately $45 million as compared to the U.S. dollar equivalent as of December 31, 2007.
Additionally, as of December 31, 2007, we held sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00. A 1% appreciation or depreciation in the value of sterling versus the U.S. dollar as compared to the exchange rate at December 31, 2007, would change the value of the options by approximately $10 million, as compared to their value as of December 31, 2007.

Management’s
Discussion
and Analysis
Cash Flow and Fair Value Interest Rate Risk
We are exposed to fluctuations in interest rates with respect to our cash and cash equivalent balances and our long-term borrowings.
As of December 31, 2007, our interest-bearing assets comprised approximately $7.5 billion of cash and cash equivalents, substantially all of which is invested in money market mutual funds. Based on amounts as of December 31, 2007, a 100 basis point change in interest rates would have the effect of increasing or decreasing annual interest income by approximately $75 million.
Substantially all of our borrowings have been issued at fixed rates and a portion of such borrowings were maintained at fixed rates and other borrowings were converted into variable rate debt through the use of derivative instruments. At December 31, 2007, after taking into account swap agreements, 89% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in interest rates would increase or decrease our full-year interest expense by approximately $5 million. A 100 basis point change in interest rates would increase or decrease the fair value of our debt by approximately $200 million.
As of December 31, 2007, we had entered into two treasury lock agreements with a total notional amount of $800 million. The treasury lock agreements expire in May 2008 and have a weighted average interest rate of 4.22%. The fair value of the treasury lock agreements represented a loss of $10 million at December 31, 2007. A 100 basis point change in interest rates would increase or decrease the value of the treasury lock agreements by approximately $50 million.
Price Risk
We have no significant exposure to equity securities price risk or to commodity price risk.
Credit Risk
Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables.
We place our cash investments with high-quality financial institutions and limit the amount of exposure to any one institution. At December 31, 2007, approximately 70% of our cash was invested in money market funds with numerous institutions. All of the money market funds were rated AAA. The majority of the remaining cash and cash equivalents amounts were held by institutions that were rated at least AA–.
We attempt to minimize our credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.
With respect to customers, we use credit limits to minimize our exposure to any one customer.
Our maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of our cash and cash equivalents ($7.5 billion), derivative exposure ($450 million) and accounts and notes receivable ($1.6 billion).
Liquidity Risk
We aim to maintain flexibility in funding by keeping committed credit lines available. Additionally, we evaluate our expectations of future cash flow.
OUTLOOK
The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.
We and Reuters have submitted our proposed acquisition of Reuters to our respective shareholders for approval and applied for requisite court approvals in Ontario, Canada and England. Special shareholder meetings for our Company and Reuters are each scheduled for March 26, 2008 to approve the transaction. Assuming the requisite shareholder and court approvals are received, we anticipate completing the transaction on April 17, 2008.
We expect to provide a 2008 outlook when we release our results for the first quarter of 2008.

RELATED PARTY TRANSACTIONS
As of March 6, 2008, The Woodbridge Company Limited (Woodbridge) and other companies affiliated with it together beneficially owned approximately 70% of our common shares.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the total amounts charged to Woodbridge for these rentals and services were approximately $1 million (2006 – $2 million).
The employees of Jane’s Information Group (Jane’s) participated in our pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. We had owned Jane’s until we sold it to Woodbridge in April 2001. As part of the original purchase from us, Woodbridge assumed the pension liability associated with the active employees of Jane’s. As a consequence of the sale of Jane’s by Woodbridge in June 2007, Jane’s employees have ceased active participation in our plans. From April 2001 until June 2007, Jane’s made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane’s by Woodbridge in June 2007, Jane’s ceased to be a participating employer in any Thomson benefit plan. As a result of this change, and in compliance with applicable regulations in the United Kingdom, Jane’s made a cash contribution to our United Kingdom pension plan of approximately $12 million (£6 million).
We purchase property and casualty insurance from third party insurers and retain the first $1 million of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2007, these premiums were about $50,000 (2006 – $50,000), which would approximate the premium charged by a third party insurer for such coverage. In 2007, we paid approximately $100,000 in claims to Woodbridge.
We have entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. We pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance. In connection with the closing of the Reuters transaction, we plan to replace this agreement with a conventional insurance arrangement.
In September 2006, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract, we expect to pay Hewitt an aggregate of approximately $165 million over the ten year period of the contract. In 2007, we paid Hewitt $11 million (2006 – $16 million) for its services. Mr. Denning, one of our directors and the chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.
During the course of 2008, Woodbridge plans to reinvest the equivalent of 50% of the dividends that it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of our company at the prevailing market rate will be in accordance with the terms of our DRIP. Thomson shareholders may elect to reinvest their dividends in our common shares at the prevailing market price.

Management’s
Discussion
and Analysis
ACTUAL AND ESTIMATED COSTS OF EMPLOYEE FUTURE BENEFITS
We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States, which we closed to new participants in March 2006. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.
Management of our company currently estimates that, excluding the impact of the Reuters acquisition, the 2008 cost of employee future benefits will be approximately 30% lower than that of 2007 due to changes in assumptions, principally related to increases in the discount rates. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.
In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2008 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.50% to 7.25%. While the actual return on plan assets in 2007 of 14% exceeded the expected rate of return due to higher than expected equity returns, management nevertheless decided to decrease the expected rate of return in 2008 in anticipation of changes to the plan’s investment portfolio mix. Adjusting the expected rate of return on assets for this plan upward or downward by another 50 basis points would decrease or increase, respectively, pension expense by less than $6 million in 2008.
Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2008, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2007, which are based on debt securities with average durations of 10 to 15 years. Because we have a relatively young workforce, the duration of our expected future cash outflows for our plan tends to be longer than the duration of the bond indices we reviewed. Therefore, our discount rate tends to be higher than the rates of these benchmarks. To appropriately reflect the timing and amounts of the plan’s expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis was 6.35%, approximately 40 basis points higher than that of the prior year. Adjusting the discount rate upward or downward by another 40 basis points would result in a decrease or increase, respectively, in pension expense of approximately $16 million in 2008.
As of December 31, 2007, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $220 million, compared to $466 million at December 31, 2006. The majority of these losses are a result of the decline in discount rates over the past five years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately 8 years at December 31, 2007). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2008 includes $17 million of the unrecognized actuarial losses at December 31, 2007.
As of December 31, 2007, the fair value of plan assets for our primary pension plan in the United States represented about 109% of the plan’s projected benefit obligation. We did not make any voluntary contributions in 2007. During 2007, we contributed approximately $37 million to our defined benefit plan in the United Kingdom. The contributions were required by statute as a result of the disposal of certain businesses in the United Kingdom. Of the total, $25 million was required in connection with the disposal of Thomson Learning and $12 million was required in connection with Jane’s.

We are not required to make contributions to our primary pension plan in the United States in 2008. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2008.
We provide post-retirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual post-retirement expense for 2008 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 9% that declines 50 basis points per year for nine years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2007.
SUBSEQUENT EVENTS
TAXSTREAM ACQUISITION
In January 2008, we completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will be included in our Thomson Tax & Accounting segment.
DIVIDENDS
In February 2008, our board of directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend rate of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008.
TRADEWEB PARTNERSHIP
In October 2007, we announced that we had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, our electronic trading unit within Thomson Financial. This transaction closed in January 2008.
REUTERS ACQUISITION
On February 19, 2008, we announced that the European Commission, the U.S. Department of Justice and the Canadian Competition Bureau had given approval for our acquisition of Reuters.
In order to obtain the antitrust clearance for the acquisition, we agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and employees connected to the databases.
We and Reuters do not expect the required sales to have any material adverse effect on the revenues or profitability of Thomson Reuters or to have any impact on the synergies expected to be generated by the acquisition. The two companies are not required to complete the sales prior to the closing of the acquisition. All regulatory approvals to close the transaction have now been obtained.
We and Reuters will be seeking shareholder and court approvals and expect the transaction to close on or about April 17, 2008.
LITIGATION
In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. Thomson intends to defend itself vigorously in this case.

Management’s
Discussion
and Analysis
CHANGES IN ACCOUNTING POLICIES
INCOME TAXES
Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.
Under our previous policy, we would reserve for tax contingencies if it was probable that an uncertain position would not be upheld.
Under our new policy, we evaluate a tax position using a two-step process:
•	First, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
•	Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.
We were not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and we concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.
FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME
As of December 31, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments – Disclosures.
Effective January 1, 2006, we adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.
Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in our consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:
•	an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

•	an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.
The adoption of these new standards had no material impact on our consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.
DISCONTINUED OPERATIONS
In April 2006, the Emerging Issues Committee of the CICA (EIC) issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on our consolidated financial statements.

STOCK-BASED COMPENSATION
In July 2006, we adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on our consolidated financial statements for any period in 2006.
CRITICAL ACCOUNTING POLICIES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.
REVENUE RECOGNITION
Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.
Increasingly, we derive revenue from the sale of software products, license fees, software subscriptions, product support, professional services, transaction fees and multiple element arrangements that may include any combination of these items. We generally recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether objective evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. Amounts for fees collected or invoiced and due relating to arrangements where revenue cannot be recognized are reflected on our balance sheet as deferred revenue and recognized when the applicable revenue recognition criteria are satisfied.
For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.
At December 31, 2007, our combined allowances on our accounts receivable balance were $81 million, or 5% of the gross accounts receivable balance. A 1% increase in this percentage would have resulted in additional expense of approximately $16 million.
CAPITALIZED SOFTWARE
A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance. At December 31, 2007, we had $721 million of capitalized costs related to software on our consolidated balance sheet.

Management’s
Discussion
and Analysis
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL
We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.
We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.
We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:
Identifiable intangible assets with finite lives
We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.
Identifiable intangible assets with indefinite lives
Selected tradenames comprise the entire balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, specifically the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.
Goodwill
We test goodwill for impairment on a “reporting unit” level. A reporting unit is a business for which: (a) discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. We test goodwill for impairment using the following two-step approach:
•	In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.
•	In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.
We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like-businesses.
As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change. At December 31, 2007, identifiable intangible assets and goodwill amounted to $10.4 billion, or 45% of our total assets on our consolidated balance sheet.

INCOME TAXES
We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period. For 2007, our effective tax rate was 12.4% of our earnings from continuing operations before income taxes. A 1% increase in our effective tax rate would have resulted in additional income tax expense of approximately $13 million.
Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.
Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.
Under our previous policy, we would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under our new policy, we evaluate a tax position using a two-step process:
•	First, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
•	Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.
Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.
EMPLOYEE FUTURE BENEFITS
The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled “Actual and Estimated Costs of Employee Future Benefits”.

Management’s
Discussion
and Analysis
RECENTLY ISSUED ACCOUNTING STANDARDS
In 2006, the CICA announced that it will no longer converge Canadian GAAP with generally accepted accounting principles of the United States (U.S. GAAP). Rather, the CICA will work towards convergence with International Financial Reporting Standards (IFRS) with the expectation that Canadian GAAP will be replaced by IFRS in 2011. As a public company, we are allowed to file our financial statements with the Canadian securities regulatory authorities under either Canadian GAAP or U.S. GAAP. We are also required to file an annual reconciliation of our earnings and shareholders’ equity between Canadian GAAP and U.S. GAAP with the U.S. Securities and Exchange Commission (SEC). This reconciliation is presented in note 24 of our financial statements.
We plan to adopt IFRS as soon as permissible under Ontario Securities Commission regulations.
ADDITIONAL INFORMATION
DEPRECIATION BY SEGMENT
The following table details depreciation expense by segment for 2007, 2006 and 2005.

	Year ended December 31
(millions of U.S. dollars)	2007	2006	2005

Legal	205	187	171
Financial	172	180	178
Tax & Accounting	21	22	20
Scientific	32	23	20
Healthcare	24	16	14
Corporate and Other	14	10	10

Total	468	438	413

DISCLOSURE CONTROLS AND PROCEDURES
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2007, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
INTERNAL CONTROL OVER FINANCIAL REPORTING
During the second quarter of 2007, we migrated certain of our financial processing systems to SAP software as well as transferred related workflows to shared service centers. This is an initiative within our ongoing THOMSONplus program, and we plan to continue implementing such changes throughout other parts of our businesses in 2008. In connection with this SAP implementation and transfer of workflows, we are modifying the design and documentation of our internal control processes and procedures. Except as described above, there have been no other changes in our internal control over financial reporting during 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, and based on that assessment determined that our annual internal control over financial reporting was effective. See our annual financial statements for the year ended December 31, 2007, for our management’s report on internal control over financial reporting.
SHARE CAPITAL
As of March 6, 2008, we had outstanding 638,943,437 common shares, 6,000,000 Series II preference shares, 2,263,445 restricted share units and 13,723,359 stock options.
PUBLIC SECURITIES FILINGS
You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

RECONCILIATIONS
RECONCILIATION OF RETURN ON INVESTED CAPITAL (ROIC) TO GAAP MEASURES

	2007
(millions of U.S. dollars)	(excluding discontinued	2006
(unaudited)	operations)[1]	(as reported)	2005

CALCULATION OF ADJUSTED OPERATING PROFIT AFTER TAXES
Operating profit	1,297	1,248	1,159
Add:
Amortization	256	240	235
Reduce amount by Thomson Learning adjustments[2]	—	(19)	—
Segment operating profit of discontinued operations	—	398	386

Adjusted operating profit	1,553	1,867	1,780
Taxes paid on operations[3]	(315)	(311)	(326)

Post-tax adjusted operating profit	1,238	1,556	1,454

CALCULATION OF ADJUSTED INVESTED CAPITAL
Equity	13,571	10,481	9,963
Total debt[3]	4,859	4,321	4,283

Invested capital	18,430	14,802	14,246
Adjustments:
Cash and other investments[4]	(7,497)	(334)	(423)
Debt swaps[5]	(424)	(257)	(193)
Current and long-term deferred taxes[3,4]	846	1,122	1,310
Accumulated amortization and non-cash goodwill[3,6]	1,844	2,390	1,885
Present value of operating leases[3,7]	604	783	754
Historical intangible asset and equity investment write-downs[8]	124	162	162
Other[3,4]	778	798	821

Adjusted invested capital	14,705	19,466	18,562

Average invested capital	14,288	19,014	18,639
Return on invested capital	8.7%	8.2%	7.8%

1	For 2007, we calculated ROIC based on reported results from continuing operations. No adjustment was made to add back the results of discontinued operations given that numerous disposals occurred during the year and partial year adjustments in these circumstances distort annualized results. In particular, the largest disposal, Thomson Learning, had a significant impact due to the fact that it is a highly seasonal business which was disposed of mid-year. Accordingly, the 2007 ROIC calculation excludes all impacts from businesses classified as discontinued operations.

2	This adjustment reflects the actual results of the higher education, careers and library reference, NETg and Prometric businesses in Thomson Learning as if they had been part of continuing operations for the periods presented. Specifically, this amount reflects depreciation expense which is excluded from GAAP results under the accounting requirements for discontinued operations. Costs incurred in connection with the disposal of the businesses have been excluded.

3	For 2006 (as reported) and 2005, amounts include discontinued operations.

4	Items excluded as not deemed components of invested capital; “Other” primarily consists of non-current liabilities.

5	Excludes debt swaps as balances are financing rather than operating-related.

6	Excludes accumulated amortization as only gross identifiable intangible assets and goodwill cost are considered components of invested capital. Excludes goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

7	Present value of operating leases deemed component of invested capital.

8	Adds back write-downs that were not cash transactions.

Management’s
Discussion
and Analysis
QUARTERLY INFORMATION (UNAUDITED)
The following table presents a summary of our consolidated operating results for our eight most recent quarters.

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	March 31		June 30		September 30		December 31
(millions of U.S. dollars, except
per common share amounts)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	1,662	1,500	1,805	1,624	1,796	1,617	2,033	1,850
Operating profit	225	208	352	306	310	312	410	422
Earnings from continuing operations	209	204	262	197	314	206	311	305
Discontinued operations, net of tax	15	(67)	115	(24)	2,655	213	123	86

Net earnings	224	137	377	173	2,969	419	434	391
Dividends declared on preference shares	(1)	(1)	(2)	(2)	(1)	(1)	(2)	(1)

Earnings attributable to common shares	223	136	375	171	2,968	418	432	390

BASIC EARNINGS (LOSS) PER COMMON SHARE
From continuing operations	$0.32	$0.31	$0.41	$0.30	$0.49	$0.32	$0.48	$0.47
From discontinued operations	0.03	(0.10)	0.18	(0.03)	4.14	0.33	0.19	0.14

	$0.35	$0.21	$0.59	$0.27	$4.63	$0.65	$0.67	$0.61

DILUTED EARNINGS (LOSS) PER COMMON SHARE
From continuing operations	$0.33	$0.31	$0.40	$0.30	$0.49	$0.32	$0.48	$0.47
From discontinued operations	0.02	(0.10)	0.18	(0.04)	4.12	0.33	0.19	0.14

	$0.35	$0.21	$0.58	$0.26	$4.61	$0.65	$0.67	$0.61
Historically, in terms of revenues and profits, the first quarter is proportionately the smallest quarter for us and the fourth quarter our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs are incurred more evenly throughout the year. As a result, our operating margins will generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.
In the quarter ended March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended September 30, 2007, earnings from discontinued operations reflected a gain on the sale of Thomson Learning’s higher education, careers and library reference businesses.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain information in this management’s discussion and analysis are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements also include statements about our beliefs and expectations related to anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the program and the delivery of expected synergies arising from the proposed Reuters acquisition. There can be no assurance that the proposed Reuters acquisition will be consummated or that the anticipated benefits will be realized. The proposed Reuters acquisition is subject to shareholder and court approvals and the fulfillment of certain closing conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the synergies contemplated through the proposed acquisition; the failure of Reuters shareholders to approve the proposed acquisition; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed acquisition; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the acquisition closes; and the diversion of management time on proposed acquisition-related issues. Some of the factors that could also cause our actual results or events to differ materially from current expectations are: changes in the general economy; actions of competitors; changes to legislation and regulations; increased accessibility to free or relatively inexpensive information sources; failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets; failure of electronic delivery systems, network systems or the Internet; detrimental reliance on third parties for information; failure to meet the challenges involved in the expansion of international operations; failure to realize the anticipated cost savings and operating efficiencies from ongoing initiatives; failure to protect our reputation; impairment of goodwill and identifiable intangible assets; failure of significant investments in technology to increase revenues or decrease operating costs; increased self-sufficiency of customers; inadequate protection of intellectual property rights; downgrading of credit ratings; threat of legal actions and claims; changes in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by Woodbridge. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our management information circular dated February 29, 2008, relating to our special meeting of shareholders to be held on March 26, 2008. These risks are also incorporated by reference in our annual information form for the year ended December 31, 2007, which is contained in our annual report on Form 40-F for the year ended December 31, 2007. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

Management’s Responsibility
for the Consolidated
Financial Statements
The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.
Richard J. Harrington
President & Chief Executive Officer
Robert D. Daleo
Executive Vice President & Chief Financial Officer
March 6, 2008
Management’s Report
on Internal Control over
Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.
Richard J. Harrington
President & Chief Executive Officer
Robert D. Daleo
Executive Vice President & Chief Financial Officer
March 6, 2008

Independent
Auditors’
Report
TO THE SHAREHOLDERS OF THE THOMSON CORPORATION:
We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of The Thomson Corporation as of December 31, 2007 and 2006. Our opinions, based on our audits, are presented below.
Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Thomson Corporation (the “Company”) as of December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, cash flows and changes in shareholders’ equity for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the two years then ended in accordance with Canadian generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertain income tax positions, effective January 1, 2007.
Internal Control over Financial Reporting
We have also audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 6, 2008

The Thomson Corporation
Consolidated Statement
of Earnings

	Year ended December 31
		2006
(millions of U.S. dollars, except per common share amounts)	2007	(note 8)

Revenues	7,296	6,591
Cost of sales, selling, marketing, general and administrative expenses	(5,275)	(4,665)
Depreciation (notes 11 and 12)	(468)	(438)
Amortization (note 13)	(256)	(240)

Operating profit	1,297	1,248
Net other (expense) income (note 5)	(34)	1
Net interest expense and other financing costs (note 6)	(12)	(221)
Income taxes (note 7)	(155)	(116)

Earnings from continuing operations	1,096	912
Earnings from discontinued operations, net of tax (note 8)	2,908	208

Net earnings	4,004	1,120
Dividends declared on preference shares (note 16)	(6)	(5)

Earnings attributable to common shares	3,998	1,115

EARNINGS PER COMMON SHARE (note 9)
Basic earnings per common share:
From continuing operations	$1.70	$1.41
From discontinued operations	$4.54	$0.32

Basic earnings per common share	$6.24	$1.73

Diluted earnings per common share:
From continuing operations	$1.69	$1.41
From discontinued operations	$4.51	$0.32

Diluted earnings per common share	$6.20	$1.73

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated
Balance Sheet

	December 31
		2006
(millions of U.S. dollars)	2007	(note 8)

ASSETS
Cash and cash equivalents	7,497	334
Accounts receivable, net of allowances of $81 million (2006 – $97 million) (note 10)	1,565	1,364
Prepaid expenses and other current assets	508	368
Deferred income taxes (note 7)	104	153
Current assets of discontinued operations (note 8)	4	1,046

Current assets	9,678	3,265
Computer hardware and other property, net (note 11)	731	624
Computer software, net (note 12)	721	647
Identifiable intangible assets, net (note 13)	3,438	3,451
Goodwill (note 14)	6,935	6,538
Other non-current assets	1,322	1,092
Non-current assets of discontinued operations (note 8)	6	4,525

Total assets	22,831	20,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term indebtedness (note 15)	183	333
Accounts payable and accruals	1,532	1,305
Deferred revenue	1,108	954
Current portion of long-term debt (note 15)	412	264
Current liabilities of discontinued operations (note 8)	4	883

Current liabilities	3,239	3,739
Long-term debt (note 15)	4,264	3,681
Other non-current liabilities	783	785
Deferred income taxes (note 7)	974	1,007
Non-current liabilities of discontinued operations (note 8)	—	449

Total liabilities	9,260	9,661

Shareholders’ equity
Capital (note 16)	2,932	2,799
Retained earnings	10,355	7,169
Accumulated other comprehensive income	284	513

Total shareholders’ equity	13,571	10,481

Total liabilities and shareholders’ equity	22,831	20,142

Contingencies (note 18)
The related notes form an integral part of these consolidated financial statements.
Approved by the Board

David Thomson	Richard J. Harrington
Director	Director

The Thomson Corporation
Consolidated Statement
of Cash Flow

	Year ended December 31
		2006
(millions of U.S. dollars)	2007	(note 8)

Cash provided by (used in):

OPERATING ACTIVITIES
Net earnings	4,004	1,120
Remove earnings from discontinued operations	(2,908)	(208)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	468	438
Amortization (note 13)	256	240
Net gains on disposals of businesses and investments (note 5)	(8)	(47)
Deferred income taxes (note 7)	(124)	(121)
Other, net	258	204
Pension contributions (note 17)	(3)	(23)
Changes in working capital and other items (note 21)	(133)	(50)
Cash provided by operating activities – discontinued operations (note 8)	6	572

Net cash provided by operating activities	1,816	2,125

INVESTING ACTIVITIES
Acquisitions, less cash therein of $19 million (2006 – $11 million) (note 19)	(488)	(744)
Proceeds from disposals	18	88
Capital expenditures, less proceeds from disposals of $3 million (2006 – $3 million)	(608)	(452)
Other investing activities	(37)	(26)
Capital expenditures of discontinued operations (note 8)	(97)	(185)
Other investing activities of discontinued operations	(2)	(17)
Net proceeds from disposals of discontinued operations (note 8)	7,151	81
Acquisitions by discontinued operations	(54)	(35)

Net cash provided by (used in) investing activities	5,883	(1,290)

FINANCING ACTIVITIES
Proceeds from debt (note 15)	794	—
Repayments of debt (note 15)	(249)	(88)
Net (repayments) borrowings under short-term loan facilities	(180)	108
Purchase of sterling call options (note 15)	(76)	—
Repurchase of common shares (note 16)	(168)	(412)
Dividends paid on preference shares (note 16)	(6)	(5)
Dividends paid on common shares (note 16)	(612)	(553)
Other financing activities, net	33	38

Net cash used in financing activities	(464)	(912)

Translation adjustments	(72)	4

Increase (decrease) in cash and cash equivalents	7,163	(73)
Cash and cash equivalents at beginning of period	334	407

Cash and cash equivalents at end of period	7,497	334

Supplemental cash flow information is provided in notes 6 and 21.
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of
Changes in Shareholders’ Equity

					Accumulated
					other	Total
	Stated				comprehensive	retained
	share	Contributed	Total	Retained	income	earnings
(millions of U.S. dollars)	capital[1]	surplus	capital	earnings	(“AOCI”)	and AOCI	Total

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 2)	—	—	—	(33)	—	(33)	(33)

Balance, January 1, 2007	2,642	157	2,799	7,136	513	7,649	10,448

Comprehensive income:
Net earnings				4,004	—	4,004	4,004
Unrecognized net loss on cash flow hedges				—	(63)	(63)	(63)
Foreign currency translation adjustments				—	89	89	89
Net gain reclassified to income				—	(255)	(255)	(255)

Comprehensive income				4,004	(229)	3,775	3,775
Dividends declared on preference shares	—	—	—	(6)	—	(6)	(6)
Dividends declared on common shares	—	—	—	(628)	—	(628)	(628)
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	16	—	16	—	—	—	16
Repurchase of common shares (note 16)	(17)	—	(17)	(151)	—	(151)	(168)
Effect of stock compensation plans and other plans	86	48	134	—	—	—	134

Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571

						Total
	Stated					retained
	share	Contributed	Total	Retained		earnings
(millions of U.S. dollars)	capital[1]	surplus	capital	earnings	AOCI	and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Comprehensive income:
Opening balance adjustment for net deferred gain on cash flow hedges (note 2)	—	—	—	—	51	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014

Net earnings				1,120	—	1,120	1,120
Unrecognized net gain on cash flow hedges				—	8	8	8
Foreign currency translation adjustments				—	230	230	230
Net gain reclassified to income				—	(21)	(21)	(21)

Comprehensive income				1,120	217	1,337	1,337
Dividends declared on preference shares	—	—	—	(5)	—	(5)	(5)
Dividends declared on common shares	—	—	—	(567)	—	(567)	(567)
Common shares issued under DRIP	14	—	14	—	—	—	14
Repurchase of common shares (note 16)	(41)	—	(41)	(371)	—	(371)	(412)
Effect of stock compensation plans	70	30	100	—	—	—	100

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481

1	Includes both common and preference share capital (note 16).
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.
ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
FOREIGN CURRENCY
Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Other currency gains or losses are included in earnings.
REVENUE RECOGNITION
Revenues are recognized, net of estimated returns, when the following four criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.
Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.
Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.
In addition to the above general principles, the Company applies the following specific revenue recognition policies:
Subscription-Based Products (Excluding Software)
Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.
Multiple Element Arrangements
When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.
If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.
Software-Related Products and Services
License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognized.

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.
If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.
Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.
Other Service Contracts
For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.
EMPLOYEE FUTURE BENEFITS
Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.
LONG-LIVED ASSETS
Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.
COMPUTER HARDWARE AND OTHER PROPERTY
Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3–5 years
Buildings and building improvements	5–40 years
Furniture, fixtures and equipment	3–10 years

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
COMPUTER SOFTWARE
Capitalized Software for Internal Use
Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings.
Capitalized Software to be Marketed
In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and the related amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL
Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.
Identifiable Intangible Assets
Certain trade names with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Trade names	2–30 years
Customer relationships	1–40 years
Databases and content	2–25 years
Publishing rights	30 years
Other	2–29 years
Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.
Selected trade names comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method.
Goodwill
Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a business for which: (a) discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:
•	In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.
•	In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.
The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS
Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.
DEFERRED INCOME TAXES
Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.
DERIVATIVE FINANCIAL INSTRUMENTS
In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:
•	cross currency swap agreements to hedge foreign currency exposures on non-U.S. dollar denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary;

•	interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based; and

•	treasury lock agreements to hedge against changes in interest rates for anticipated debt offerings.
The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.
While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Gains and losses on treasury lock agreements are reported as other comprehensive income until settlement. These gains and losses are then recognized in interest expense over the life of the hedged debt. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognized in earnings.
STOCK-BASED COMPENSATION PLANS
Stock Incentive Plan
Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.
Stock Options
Options vest over a period of four to five years. The maximum term of an option is ten years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the New York Stock Exchange (“NYSE”) on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.
Restricted Share Units
RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the NYSE on the day prior to the grant date.
Performance Restricted Share Units
The Company issues PRSUs as part of a long-term incentive program for certain senior executives. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year vesting period based upon the closing price of the Company’s common shares on the day prior to the grant date and the number of units expected to vest.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Phantom Stock Plan
Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.
Employee Stock Purchase Plan
The Company maintains an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.
COMPARATIVE AMOUNTS
Prior periods have been restated for discontinued operations.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
INCOME TAXES
Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007, with an offsetting increase to non-current liabilities.
Under its previous policy, the Company would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:
•	First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
•	Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.
The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more-likely-than-not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.
The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.
The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.
FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME
As of December 31, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments – Disclosures (see notes 15 and 16).
Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.
Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:
•	an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•	an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.
The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.
DISCONTINUED OPERATIONS
In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.
STOCK-BASED COMPENSATION
In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements.
NOTE 3: PROPOSED ACQUISITION OF REUTERS GROUP PLC
OVERVIEW
In May 2007, Thomson agreed to acquire Reuters Group PLC (“Reuters”) by implementing a dual listed company (“DLC”) structure.
Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, an Ontario, Canada corporation, will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC will be a new United Kingdom company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies will comprise the same individuals, as will the companies’ executive management teams. The transaction has been cleared by antitrust regulators in Europe, the United States and Canada, and the only significant conditions to close that remain are shareholder and court approvals.
CONSIDERATION
As consideration for the proposed transaction, Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. To effect the transaction, Reuters will be indirectly acquired by Thomson Reuters PLC pursuant to a scheme of arrangement. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders will continue to own their existing common shares. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters share was valued at approximately 691 pence per share.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
OWNERSHIP
Based on the issued share capital of each of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, The Woodbridge Company Limited and other companies affiliated with it (“Woodbridge”) will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%. As of December 31, 2007, Woodbridge and other companies affiliated with it beneficially owned approximately 70% of the Company’s common shares.
ANTITRUST/REGULATORY REVIEW PROCESS
On February 19, 2008, Thomson and Reuters received antitrust clearances from the U.S. Department of Justice, the European Commission and the Canadian Competition Bureau to complete the transaction (see note 25 for further details).
SHAREHOLDER APPROVALS
Thomson and Reuters have submitted the proposed transaction to the respective Companies’ shareholders for approval and applied for requisite court approvals in Ontario, Canada and England. Special shareholder meetings for Thomson and Reuters are each scheduled for March 26, 2008 to approve the transaction. Thomson’s board of directors has unanimously approved the transaction and has unanimously recommended that the Company’s shareholders vote in favor of it. Woodbridge has irrevocably committed to vote in favor of the transaction. The Reuters board of directors has unanimously approved the transaction and is also unanimously recommending that Reuters shareholders vote in favor of it.
NOTE 4: THOMSONplus PROGRAM
THOMSONplus is a series of initiatives, announced in 2006, which will allow Thomson to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for its businesses by:
•	Realigning its business units into five segments;

•	Streamlining and consolidating certain functions such as finance, accounting and business systems;

•	Leveraging infrastructure and technology for customer contact centers;

•	Establishing low-cost shared service centers;

•	Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•	Re-engineering certain product development and production functions and realigning particular sales forces within its business segments.
To accomplish these initiatives, the Company had previously reported that it expected to incur approximately $250 million of expenses from inception through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a series of initiatives, it was noted that the timing of these costs and savings may shift between different calendar years. While the Company’s overall estimates of costs and savings for the program remain unchanged, it now expects to complete the program and reach its savings targets earlier than originally estimated. As a result, the Company accelerated spending that was initially planned for future years into 2007 and expects to complete the program in 2008.
In 2007, the Company incurred $153 million of expenses associated with THOMSONplus. These expenses primarily related to consulting fees, severance costs and charges associated with the restructuring of Thomson Legal’s North American sales force. The consulting costs primarily related to Thomson’s efforts to deploy SAP as its company-wide ERP system, which will continue into 2008, as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers, efforts to streamline the operations of Thomson Financial and the restructuring of Thomson Legal’s North American sales force.
In 2006, the Company incurred $60 million of expenses consisting primarily of consulting fees and severance costs. The consulting costs primarily related to the Company’s efforts to deploy SAP. Additionally, the Company incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance costs and losses on vacated leased properties.
Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment. Restructuring activities represented approximately $91 million of the expense for 2007. The liabilities associated with these restructuring activities were not material as of December 31, 2007 and 2006.

NOTE 5: NET OTHER (EXPENSE) INCOME
The components of net other (expense) income include:

	Year ended December 31
	2007	2006

Net gains on disposals of businesses and investments	8	47
Equity in earnings of unconsolidated affiliates	4	—
Other expense, net	(46)	(46)

Net other (expense) income	(34)	1

NET GAINS ON DISPOSALS OF BUSINESSES AND INVESTMENTS
For 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment.
OTHER EXPENSE, NET
For 2007, other expense, net, primarily related to the loss on the fair value of sterling call options. The sterling call options were acquired as part of the Company’s hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration to be paid for the proposed acquisition of Reuters (see note 15).
For 2006, other expense, net, primarily related to a legal reserve representing Thomson’s portion of the cash settlement paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.
NOTE 6: NET INTEREST EXPENSE AND OTHER FINANCING COSTS
The components of net interest expense and other financing costs include:

	Year ended December 31
	2007	2006

Interest income	230	24
Interest expense on short-term indebtedness	(19)	(26)
Interest expense on long-term debt	(223)	(219)

	(12)	(221)

Interest paid on short-term indebtedness and long-term debt during 2007 was $230 million (2006 – $244 million) and interest received during 2007 was $224 million (2006 – $25 million).
NOTE 7: INCOME TAXES
The components of earnings (loss) from continuing operations before taxes by jurisdiction are as follows:

	Year ended December 31
	2007	2006

Canada	(206)	(242)
U.S. and other jurisdictions	1,457	1,270

Total earnings before taxes	1,251	1,028

The provision for income taxes on continuing operations consisted of:

	Year ended December 31
	2007	2006

Canada:
Current	1	1
Deferred	(46)	(20)

Total Canadian	(45)	(19)

U.S. and other jurisdictions:
Current	278	236
Deferred	(78)	(101)

Total U.S. and other jurisdictions	200	135

Total worldwide	155	116

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	2007	2006

Accrued expenses	182	181
Deferred and stock-based compensation	136	124
Accounts receivable allowances	27	32
Tax loss and credit carryforwards	1,013	862
Other	81	147

Total deferred tax asset	1,439	1,346
Valuation allowance	(395)	(441)

Net deferred tax asset	1,044	905
Intangible assets	(1,184)	(1,279)
Other long-lived assets[1]	(36)	(37)
Financial instruments	(539)	(273)
Pension	(130)	(144)
Other	—	(16)

Total deferred tax liability	(1,889)	(1,749)

Net deferred tax liability	(845)	(844)

1	Other long-lived assets include Computer hardware and other property and Computer software.
The net deferred liability of $845 million (2006 – $844 million) was comprised of net current deferred tax assets of $104 million (2006 – $153 million), net long-term deferred tax liabilities of $974 million (2006 – $1,007 million) and net long-term deferred tax assets of $25 million (2006 – $10 million).
The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2007 and 2006:

	2007	2006

Balance at beginning of year	441	412
Additions due to losses with no benefit	7	68
Prior year Canadian net operating losses with no benefit[1]	107	—
Releases of valuation allowances to income	(21)	(26)
Reduction due to change in deferred tax liability related to debt instruments[2]	(244)	(26)
Translation	113	5
Other items	(8)	8

Balance at end of year	395	441

1	Recognition results from current year change in tax law.

2	Canadian tax losses are first offset by deferred tax liabilities not related to indefinite lived intangible assets before computing the required valuation allowance. The deferred tax liability increased in 2007 and 2006 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.
The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2007	2006

Earnings before taxes	1,251	1,028
Income taxes at the Canadian corporate tax rate of 35.4%	443	364
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(302)	(276)
Additions to valuation allowance due to losses with no benefit	7	68
Releases of valuation allowances to income	(21)	(26)
Tax on debt instruments[1]	42	—
Impact of tax law changes	(14)	—
Net change to contingent tax liabilities	14	(5)
Other, net	(14)	(9)

Income tax provision on continuing operations	155	116

1	Represents tax on settlement of certain debt instruments for which there is no corresponding pre-tax income statement gain.

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while the Company generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.
At December 31, 2007, the Company had Canadian tax loss carryforwards of $1,949 million, tax loss carryforwards in other jurisdictions of $836 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $14 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2009 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2008 and 2027. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had $83 million related to capital loss carryforwards that may be used only in offsetting future capital gains.
The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $9.4 billion at December 31, 2007. A majority of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.
The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of these liabilities. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process (see note 18).
As discussed in note 2, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective January 1, 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007	205
Additions based upon tax provision related to current year	14
Additions for tax positions of prior years	6
Reductions for tax positions of prior years	(16)
Settlements	(11)
Reductions due to disposal of businesses and other	(48)

Balance at December 31, 2007	150

If recognized, $72 million of these unrecognized benefits at December 31, 2007 would favorably affect the Company’s income tax expense. During 2007, the Company recognized expense of $13 million for interest and penalties (2006 – $2 million income) within income tax expense in the consolidated statement of operations. At December 31, 2007 and January 1, 2007, liabilities of $29 million and $26 million, respectively, were accrued for interest and penalties associated with uncertain income tax positions.
As a result of audit examinations expected to be completed in 2008, the Company anticipates that it is reasonably possible that the unrecognized tax benefits at December 31, 2007, may be reduced by approximately $20 million within the next twelve months.
As a global company, Thomson and its subsidiaries are subject to numerous federal, state and provincial income tax jurisdictions. As of December 31, 2007, the tax years subject to examination by major jurisdiction are as follows:

Jurisdiction	Tax years

Canada – Federal and Ontario provincial	1997 to 2007
United States – Federal	2003 to 2007
United Kingdom	2005 to 2007

The Company has multiple years subject to examination in other jurisdictions in which it does business as well.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
NOTE 8: DISCONTINUED OPERATIONS
The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented.
In the fourth quarter of 2007, the Company approved plans to sell GEE, a regulatory information business in the United Kingdom. This business was managed within Thomson Legal. The sale was completed in December 2007.
In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal. The sale was completed in November 2007.
In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board (“NEIRB”), an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information. The sales of NEIRB and CenterWatch were completed in December 2007.
In 2007, the Company completed the sale of Thomson Learning through three independent processes, each on its own schedule, as follows:
•	In July 2007, the Company sold Thomson Learning’s higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners. As a result of the sale, the Company received gross proceeds of approximately $7.6 billion and recognized a post-tax gain of $2.7 billion.

•	In May 2007, the Company sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $10 million.

•	In October 2007, the Company sold Prometric, a provider of assessment services, to ETS for $310 million in cash and a 6% promissory note for approximately $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. The promissory note was reflected in the financial statements at its estimated fair value of approximately $60 million to account for the difference between the market and stated rates of interest. The Company recognized a post-tax gain of $18 million related to this transaction. The principal amount of the note is subject to further adjustment based on certain contingencies.
In future periods, the net proceeds will be adjusted for certain post-closing adjustments. The Company recorded pre-tax impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.
Additionally, in the fourth quarter of 2006, the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, the Company recorded pre-tax impairment charges to identifiable intangible assets of $3 million related to these businesses. The Company completed the sale of its Market Research business in May 2007 and the NewsEdge business in July 2007.
In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.
In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.
Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at March 31, 2006, Thomson recorded pre-tax impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million in the first half of 2006. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. The Company recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.
In December 2005, the Company’s board of directors approved the plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.
For the year ended December 31, 2007, discontinued operations includes a gain of $263 million (2006 – $21 million) associated with currency translation adjustments on disposals which were released from “Accumulated other comprehensive income” in the consolidated balance sheet.

As of December 31, 2007, the assets and liabilities of discontinued operations were not significant. The balance sheet as of December 31, 2006, and the statement of earnings for discontinued operations for 2007 and 2006 are as follows:
BALANCE SHEET

	December 31, 2006
	Legal	Learning	Healthcare	Total

CURRENT ASSETS
Accounts receivable, net of allowances	13	538	36	587
Other current assets	5	322	6	333
Deferred income taxes	—	124	2	126

Total current assets	18	984	44	1,046

NON-CURRENT ASSETS
Computer hardware and other property	7	157	7	171
Computer software	6	145	1	152
Identifiable intangible assets	35	838	18	891
Goodwill	13	3,003	24	3,040
Other non-current assets	1	270	—	271

Total non-current assets	62	4,413	50	4,525

CURRENT LIABILITIES
Accounts payable and accruals	14	499	25	538
Deferred revenue	48	260	20	328
Other current liabilities	16	1	—	17

Total current liabilities	78	760	45	883

NON-CURRENT LIABILITIES
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

STATEMENT OF EARNINGS

	Year ended December 31, 2007
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	66	968	43	—	1,077

Earnings (loss) from discontinued operations before income taxes	(13)	25	(3)	(1)	8
Gain (loss) on sale of discontinued operations	(5)	3,699	138	—	3,832
Income taxes	18	(949)	(11)	10	(932)

Earning from discontinued operations	—	2,775	124	9	2,908

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)

	Year ended December 31, 2006
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	131	2,393	129	—	2,653

Earnings (loss) from discontinued operations before income taxes	(17)	237	27	—	247
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	10	(84)	(24)	7	(91)

Earnings (loss) from discontinued operations	(3)	156	43	12	208

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Additionally, adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. These amounts, which principally relate to tax liabilities, are included in “Other” above.
“Net proceeds from disposal of discontinued operations” within the consolidated statement of cash flow for the year ended December 31, 2007 primarily represented cash received from the sale of the Thomson Learning businesses, net of taxes paid on the sale.
The carrying values of businesses disposed of during 2007 consisted of current assets of $975 million, non-current assets of $4,873 million, current liabilities of $517 million and non-current liabilities of $375 million as of the date of disposal.
NOTE 9: EARNINGS PER COMMON SHARE
Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in note 16.
Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.
Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2007	2006

Earnings from continuing operations	1,096	912
Dividends declared on preference shares	(6)	(5)

Earnings from continuing operations attributable to common shares	1,090	907

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2007	2006

Weighted-average number of common shares outstanding	640,304,221	643,454,420
Vested deferred share units	853,497	677,104

Basic	641,157,718	644,131,524
Effect of stock and other incentive plans	3,273,078	1,894,821

Diluted	644,430,796	646,026,345

As of December 31, 2007, 5,418,772 outstanding stock options had exercise prices that were above the average market price. The effect of these options was not included in the diluted weighted average share calculation as their impact would have been anti-dilutive.

NOTE 10: ACCOUNTS RECEIVABLE ALLOWANCES
The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2007	2006

Balance at beginning of year	97	102
Charges	164	139
Write-offs	(180)	(147)
Other	—	3

Balance at end of year	81	97

“Other” includes additions from acquisitions and the impact of foreign currency translation.
The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.
NOTE 11: COMPUTER HARDWARE AND OTHER PROPERTY
Computer hardware and other property consists of the following:

			Net computer
			hardware
		Accumulated	and other
As of December 31, 2007	Cost	depreciation	property

Computer hardware	1,018	(697)	321
Land, buildings and building improvements	523	(234)	289
Furniture, fixtures and equipment	331	(210)	121

	1,872	(1,141)	731

			Net computer
			hardware
		Accumulated	and other
As of December 31, 2006	Cost	depreciation	property

Computer hardware	957	(678)	279
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	297	(209)	88

	1,717	(1,093)	624

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. Depreciation expense in 2007 was $210 million (2006 —$198 million).

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
NOTE 12: COMPUTER SOFTWARE
Computer software consists of the following:

		Accumulated	Net computer
As of December 31, 2007	Cost	depreciation	software

Capitalized software for internal use	2,040	(1,419)	621
Capitalized software to be marketed	266	(166)	100
	2,306	(1,585)	721

		Accumulated	Net computer
As of December 31, 2006	Cost	depreciation	software

Capitalized software for internal use	1,791	(1,228)	563
Capitalized software to be marketed	212	(128)	84
	2,003	(1,356)	647

Amortization expense for internal use computer software in 2007 was $258 million (2006 — $240 million) and is included in “Depreciation” in the consolidated statement of earnings. Amortization expense for software intended to be marketed in 2007 was $43 million (2006 — $25 million) and was included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.
NOTE 13: IDENTIFIABLE INTANGIBLE ASSETS
Identifiable intangible assets consist of the following:

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As of December 31, 2007	assets	amortization	assets

Finite useful lives:
Trade names	250	(121)	129
Customer relationships	2,238	(804)	1,434
Databases and content	882	(465)	417
Publishing rights	1,275	(637)	638
Other	106	(61)	45

	4,751	(2,088)	2,663
Indefinite useful lives:
Trade names	775	—	775

	5,526	(2,088)	3,438

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As of December 31, 2006	assets	amortization	assets

Finite useful lives:
Trade names	207	(94)	113
Customer relationships	2,070	(675)	1,395
Databases and content	852	(408)	444
Publishing rights	1,240	(567)	673
Other	85	(52)	33

	4,454	(1,796)	2,658
Indefinite useful lives:
Trade names	793	—	793

	5,247	(1,796)	3,451

Amortization expense for identifiable intangible assets in 2007 was $256 million (2006 — $240 million).
As of December 31, 2007, the weighted-average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 18 years.
Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

NOTE 14: GOODWILL
The following table presents goodwill by operating segment for the years ended December 31, 2007 and 2006.

			Tax &
	Legal	Financial	Accounting	Scientific	Healthcare	Total

Balance at December 31, 2005	2,810	1,876	518	638	91	5,933

Acquisitions	64	149	18	13	284	528
Adjusted purchase price allocations	1	(1)	—	(6)	(7)	(13)
Translation and other, net	57	34	—	10	(11)	90

Balance at December 31, 2006	2,932	2,058	536	655	357	6,538

Acquisitions	24	14	193	37	—	268
Adjusted purchase price allocations	8	(2)	—	(2)	23	27
Translation and other, net	10	76	1	15	—	102

Balance at December 31, 2007	2,974	2,146	730	705	380	6,935

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in increases in goodwill of $3 million (2006 — decrease of $8 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in increases in goodwill of $24 million (2006 — decrease of $5 million).
NOTE 15: FINANCIAL INSTRUMENTS
The Company’s financial instruments comprise assets and liabilities that are accounted for at cost or amortized cost and those that are accounted for at fair value. The assets and liabilities accounted for at cost or amortized cost include: i) accounts receivable; ii) notes receivable; iii) short-term indebtedness; and iv) accounts payable. The assets and liabilities accounted for at fair value include: i) cash and cash equivalents; and ii) derivative instruments and certain associated debt instruments.
ACCOUNTING CHANGE
Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.
CARRYING AMOUNTS
Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts”. The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets”, “Other non-current assets”, and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.
FAIR VALUES
The fair values of cash and cash equivalents, notes receivable, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. Treasury lock agreements are valued based on quoted market prices. Sterling call options are valued based on a pricing model that uses various market based assumptions. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
As of December 31, 2007, the Company classified no assets or liabilities as held for trading, other than approximately $7.5 billion in cash and cash equivalents. During 2007, the Company earned $230 million on its cash and cash equivalents balances. Gains or losses arising from the change in fair value of cash and cash equivalents are recorded in interest income in the period of change, which generally corresponds to the period in which the interest is earned. As of December 31, 2007, cash and cash equivalents includes the U.S. dollar equivalent of approximately $4.4 billion in British pounds sterling. Such amounts are held by a subsidiary whose functional currency is sterling and accordingly changes in the value of the cash and cash equivalents related to currency are reported as a cumulative translation adjustment within shareholders’ equity.
CREDIT RISK
Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions. With respect to customers, the Company uses credit limits to minimize its exposure to any one customer.
The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2007, approximately 70% of the Company’s cash was invested in money market funds with numerous institutions. All of the money market funds were rated AAA. The majority of the remaining cash and cash equivalents amounts was held by institutions that were rated at least AA-.
The Company has determined that no allowance for credit losses on any of its financial assets was required as of December 31, 2007, other than the allowance for doubtful accounts (see note 10). Further, no financial or other assets have been pledged.
CREDIT FACILITIES
In August 2007, the Company entered into a syndicated credit agreement with a group of banks. This new credit agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, the Company may request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. This agreement is available to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes of the Company and its subsidiaries including, following the closing of the proposed transaction with Reuters, Thomson Reuters PLC and its subsidiaries. The maturity date of the agreement is August 14, 2012. However, the Company may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described below.
In connection with entering into this agreement, the Company terminated its existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.
Additionally, in May 2007, the Company entered into a £4.8 billion acquisition credit facility. The Company entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which require the Company and its financial advisors for the transaction to confirm its ability to finance its proposed acquisition of Reuters. The Company may only draw down amounts under this facility to finance the proposed acquisition, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that the Company incurs in connection with the proposed acquisition and the credit facility. As of December 31, 2007, the Company had not utilized this facility. In July 2007, the Company reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. In accordance with the terms of the new facility, the Company is required to hold certain of these sale proceeds in “permitted investments”, as defined by the facility, until the closing of the proposed Reuters acquisition. These “permitted investments” include, among other investments, highly rated money market funds. The facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow the Company to extend the final maturity until May 2009.
Under the terms of the syndicated credit agreement and acquisition facility, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect the Company’s cash and cash equivalents balance. As of December 31, 2007, the Company was in compliance with this covenant.
At December 31, 2007, undrawn and available bank facilities amounted to $7.5 billion (2006 — $1.3 billion).
SHORT-TERM INDEBTEDNESS
At December 31, 2007, short-term indebtedness was principally comprised of $165 million of commercial paper with an average interest rate of 4.9%. The rate was also 4.9% after taking into account hedging arrangements. At December 31, 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8%. The rate was 5.3% after taking into account hedging arrangements.

LONG-TERM DEBT AND RELATED DERIVATIVE INSTRUMENTS
The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
	Primary debt	Derivative	Primary debt	Derivative
As of December 31, 2007	instruments	instruments	instruments	instruments

Bank and other	16	—	16	—
4.35% Notes, due 2009	306	(60)	302	(60)
4.50% Notes, due 2009	255	(70)	255	(70)
5.20% Notes, due 2014	616	(131)	604	(131)
6.85% Medium-term notes, due 2011	408	(161)	427	(161)
5.75% Notes, due 2008	400	—	400	—
4.25% Notes, due 2009	200	—	199	—
4.75% Notes, due 2010	250	—	251	—
6.20% Notes, due 2012	700	—	729	—
5.25% Notes, due 2013	250	—	248	—
5.70% Notes, due 2014	800	—	808	—
5.50% Debentures, due 2035	400	—	356	—
7.74% Private placement, due 2010	75	—	81	—

	4,676	(422)	4,676	(422)
Current portion	(412)	—

	4,264	(422)

	Carrying amount		Fair value
	Primary debt	Derivative	Primary debt	Derivative
As of December 31, 2006	instruments	instruments	instruments	instruments

Bank and other	111	—	109	—
6.50% Debentures, due 2007	217	(38)	217	(38)
4.35% Notes, due 2009	258	(21)	258	(21)
4.50% Notes, due 2009	217	(33)	217	(33)
5.20% Notes, due 2014	522	(58)	536	(58)
6.85% Medium-term notes, due 2011	345	(108)	378	(108)
5.75% Notes, due 2008	400	—	401	—
4.25% Notes, due 2009	200	—	195	—
4.75% Notes, due 2010	250	—	245	—
6.20% Notes, due 2012	700	—	723	—
5.25% Notes, due 2013	250	—	246	—
5.50% Debentures, due 2035	400	—	363	—
7.74% Private placement, due 2010	75	—	81	—

	3,945	(258)	3,969	(258)
Current portion	(264)	38

	3,681	(220)

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
The Company utilized various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the Company’s consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was a gain of $14 million as of December 31, 2007 (2006 — gain of $54 million). The total fair value for these agreements at December 31, 2007 was a gain of $317 million (2006 — gain of $176 million).
The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2007 was a gain of $105 million (2006 — gain of $82 million).
CURRENCY RISK EXPOSURES
Bank and other debt at December 31, 2006 was primarily U.S. dollar-denominated and comprised notes issued in connection with the Capstar acquisition, along with foreign currency-denominated loans. As of December 31, 2007, the 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.70% Notes, 5.50% Debentures and private placements are U.S. dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency		After currency
	hedging arrangements		hedging arrangements[1]
	2007	2006	2007	2006

Canadian dollar	1,584	1,559	—	—
U.S. dollar	3,077	2,348	4,253	3,703
Other currencies	15	38	15	38

	4,676	3,945	4,268	3,741

1	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $14 million and $54 million at December 31, 2007 and 2006, respectively.
Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2008	2009	2010	2011	2012	Thereafter	Total

Before currency hedging arrangements	412	764	326	408	700	2,066	4,676
After currency hedging arrangements[1]	412	634	326	254	700	1,942	4,268

1	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $14 million and $54 million at December 31, 2007 and 2006, respectively.

INTEREST RATE RISK EXPOSURES
At December 31, 2007, the Company held three cross-currency interest rate swap agreements which swap interest rates from fixed to floating. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
	2007	interest rate	% Share	2006	interest rate	% Share

Total fixed	3,951	5.5%	93%	3,218	5.40%	86%
Total floating	317	5.2%	7%	523	5.60%	14%

	4,268	5.5%	100%	3,741	5.40%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 89% to 11% at December 31, 2007. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.
In November 2007, the Company entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt during 2008. The treasury lock agreements expire in May 2008 and have a weighted average interest rate of 4.22%. The agreements are intended to offset the change in future cash flows attributable to fluctuations in interest rates and have been designated as cash flow hedges. The fair value of the treasury lock agreements represented a loss of $10 million at December 31, 2007, which was recorded in other comprehensive income.
2007 Activity
In July 2007, the Company repaid Cdn$250 million of debentures upon their maturity.
In October 2007, the Company completed an offering of $800 million of 5.70% notes due 2014. The net proceeds from this offering were $794 million.
In November 2007, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf will be valid until December 2009. As of December 31, 2007, no debt securities have been issued under this shelf prospectus.
2006 Activity
In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.
FOREIGN EXCHANGE CONTRACTS
The Company uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2007 and 2006 the fair value of such foreign exchange contracts was not material.
HEDGING PROGRAM FOR REUTERS CONSIDERATION
As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00.
These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at December 31, 2007 was approximately $27 million.
Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds and sterling term bank deposits. As of December 31, 2007, the balance in these funds, which were included in the Company’s consolidated balance sheet as cash and cash equivalents, totaled £2.2 billion.
INVESTMENTS
At December 31, 2007 and 2006, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.
RISKS ARISING FROM FINANCIAL INSTRUMENTS
See the section entitled “Financial Risk” in Management’s Discussion and Analysis for the year ended December 31, 2007, for discussion of the risks faced by the Company with respect to financial instruments.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
NOTE 16: CAPITAL
The change in capital, which includes stated capital and contributed surplus, was as follows:

			Series II,
			cumulative
	Common share capital		redeemable
	Number of	Stated	preference	Contributed	Total
	shares	capital	share capital	surplus	capital

Balance, December 31, 2005	648,948,992	2,489	110	127	2,726

Common shares issued under the Dividend Reinvestment Plan (“DRIP”)	347,840	14	—	—	14
Effect of stock compensation plans	1,820,781	70	—	30	100
Repurchase of common shares	(10,680,600)	(41)	—	—	(41)

Balance, December 31, 2006	640,437,013	2,532	110	157	2,799

Common shares issued under DRIP	385,233	16	—	—	16
Effect of stock compensation plans and other	2,031,207	86	—	48	134
Repurchase of common shares	(4,170,500)	(17)	—	—	(17)

Balance, December 31, 2007	638,682,953	2,617	110	205	2,932

THOMSON COMMON SHARES
Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.
Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.
During the course of 2008, the Company’s controlling shareholder, Woodbridge, plans to reinvest the equivalent of 50% of the dividends it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of the Company will be made in accordance with the terms of the DRIP.
DIVIDENDS
Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2007 were $0.98 (2006 – $0.88).
In the consolidated statement of cash flow, dividends paid on common shares are shown net of $16 million (2006 – $14 million) reinvested in common shares issued under the DRIP.
SHARE REPURCHASE PROGRAM
Since May 2005, Thomson has had in place a share repurchase program which has allowed it to repurchase up to 15 million of its shares in a given twelve month period. The Company most recently renewed this program in May 2007. Since May 2005, the Company has repurchased and subsequently cancelled 22 million shares for $836 million. The Company suspended repurchases under the current program between May and November 2007 as a result of its proposed acquisition of Reuters. The Company resumed share repurchases in late November 2007 continuing through December 2007. The following summarizes the Company’s repurchases in 2006 and 2007.

			Number
		Average	of shares
	Shares	price per	available for
Three-month period ended	repurchased	share	repurchase

March 31, 2006	4,570,000	$36.83
June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76	12,629,500

Shares that the Company repurchases are cancelled. Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. From time to time when the Company does not possess material nonpublic information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with the applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.
SERIES II, CUMULATIVE REDEEMABLE PREFERENCE SHARES
The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2007, 6,000,000 shares (2006 – 6,000,000 shares) of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.
CAPITAL MANAGEMENT
As of December 31, 2007, the Company’s total capital was comprised of equity with a fair value of approximately $26 billion and debt of $4.9 billion, before the reduction of related swap instruments of $424 million. As of December 31, 2007, the Company had cash and cash equivalents of $7.5 billion.
The Company generates strong annual cash flow which is allocated in a balanced manner for i) re-investment in the business; ii) debt service; and iii) returns to shareholders in the form of dividends and share buybacks. In addition to cash generation, the Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.
As of December 31, 2007, the Company’s credit ratings were as follows:

		Standard &	DBRS Limited
	Moody’s	Poor’s	(DBRS)

Long-term debt	Baa1	A–	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Negative	Stable
The Company currently has a $2.5 billion 5-year credit facility which is scheduled to mature in August 2012. This facility has one financial covenant, which requires the maintenance of a maximum net debt-to-EBITDA ratio of 4.5:1.0 (see note 15 for further detail). At December 31, 2007, the Company was in compliance with the net debt-to-EBITDA ratio.
In addition to the 5-year credit facility, the Company currently has a £2.5 billion acquisition credit facility for purposes of financing the proposed acquisition of Reuters during 2008.
The Company also measures “net debt”. As set out below, net debt is defined as total indebtedness, including the associated fair value hedging instruments (swaps) on the Company’s debt, less cash and cash equivalents. Given that the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements. Gross indebtedness is reduced by cash and cash equivalents on the basis that they could be used to pay down debt.
The following table presents the calculation of net debt:

	As of December 31
(millions of U.S. dollars)	2007	2006

Short-term indebtedness	183	333
Current portion of long-term debt	412	264
Long-term debt	4,264	3,681

Total debt	4,859	4,278
Swaps	(424)	(257)

Total debt after swaps	4,435	4,021
Remove fair value adjustment of cash flow hedges[1]	14	54
Less: Cash and cash equivalents	(7,497)	(334)
Net debt	(3,048)	3,741

1	Amounts are removed to reflect net cash outflow upon maturity.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
The change in net debt is principally attributable to the proceeds from the sale of Thomson Learning.
NOTE 17: EMPLOYEE FUTURE BENEFITS
Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.
DEFINED BENEFIT PLANS
Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.
The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2007	2006	2007		2006

ASSUMPTIONS USED TO DETERMINE NET PERIODIC PENSION EXPENSE
Expected long-term rate of return on plan assets	7.2%	7.3%	N/A		N/A
Discount rate	5.5%	5.4%	5.9%		5.7%
Rate of compensation increase	4.5%	4.3%	N/A	[1]	N/A	[1]

ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION
Discount rate	6.1%	5.5%	6.1%		5.9%
Rate of compensation increase	4.6%	4.5%	N/A	[1]	N/A	[1]

1	At the end of 2007 and 2006 these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns. The Company’s net defined benefit plan (income) expense is comprised of the following elements:

					Other post-
	Pensions				retirement plans
	Funded		Unfunded
	2007	2006	2007	2006	2007	2006

COMPONENTS OF NET PERIODIC BENEFIT EXPENSE (INCOME):
Current service cost	56	57	6	6	3	3
Interest cost	135	126	12	12	10	9
Plan amendments	—	3	—	(3)	(1)	3
Actual return on plan assets	(287)	(208)	—	—	—	—
Curtailment charge	1	—	—	—	—	—
Gain on settlement of plan	(34)	—	—	—	—	—
Special termination benefits	6	—	2	—	—	—
Actuarial losses (gains)	(88)	15	(8)	(9)	(3)	(6)

Subtotal	(211)	(7)	12	6	9	9

ADJUSTMENTS[1]:
Difference between expected and actual return on plan assets	128	54	—	—	—	—
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	125	37	9	11	6	10
Difference between amortization of past service costs for year and actual plan amendments for year	1	(3)	1	4	1	(3)
Amortization of transitional asset	(1)	(1)	—	—	—	—

Subtotal adjustments	253	87	10	15	7	7

Net defined benefit plan expense	42	80	22	21	16	16

1	Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

					Other post-
	Pensions				retirement plans
	Funded		Unfunded
	2007	2006	2007	2006	2007	2006

BENEFIT OBLIGATION
Beginning benefit obligation	2,498	2,268	207	207	164	165
Current service cost	56	57	6	6	3	3
Interest cost	135	126	12	12	10	9
Plan participants’ contributions	5	4	—	—	1	—
Plan amendments	—	3	—	(3)	(1)	3
Actuarial losses (gains)	(88)	15	(8)	(9)	(3)	(6)
Acquisitions, net	—	2	1	1	—	—
Curtailments	(26)	—	—	—	—	—
Settlements	(422)	—	(1)	—	—	—
Special termination benefits	6	—	2	—	—	—
Benefits paid	(114)	(95)	(9)	(7)	(10)	(10)
Translation adjustments	40	118	3	—	1	—

Ending benefit obligation	2,090	2,498	213	207	165	164

PLAN ASSETS
Beginning fair value of plan assets	2,457	2,181	—	—	—	—
Actual return on plan assets	287	208	—	—	—	—
Employer contributions	25	37	10	7	9	10
Plan participants’ contributions	5	4	—	—	1	—
Benefits paid	(114)	(95)	(9)	(7)	(10)	(10)
Other, net	(422)	1	(1)	—	—	—
Translation adjustments	41	121	—	—	—	—

Ending fair value of plan assets	2,279	2,457	—	—	—	—

FUNDED STATUS – (DEFICIT)	189	(41)	(213)	(207)	(165)	(164)
Unamortized net actuarial loss	200	437	20	29	35	40
Unamortized past service costs	5	7	1	2	—	2
Unamortized net transitional asset	(4)	(4)	—	—	—	—
Post-measurement date activity[1]	12	—	3	2	4	2

Accrued benefit asset (liability)	402	399	(189)	(174)	(126)	(120)

1	Consists primarily of contributions.

An accrued pension benefit asset of $403 million (2006 – $434 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $190 million (2006 – $209 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.
The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the consolidated balance sheet.
As of December 31, 2007, no funded plan had a benefit obligation that exceeded the plan’s assets. As of December 31, 2006, the benefit obligations of funded plans that exceeded plan assets at December 31, 2006, was $2,008 million and the fair values of plan assets was $1,909 million.
As of December 31, 2007, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $220 million (2006 – $466 million). The majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2007). Unrecognized actuarial gains and losses below the 10% corridor are deferred.
Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the increase in the market-related value of plan assets due to investment returns. The market-related value of plan assets is defined as the market-related value of plan assets at the prior measurement date adjusted for contributions and distributions during the plan year. The difference between actual asset returns and the expected return on assets for each year is recognized in asset values prospectively at the rate of 20% per year for five years.
The average healthcare cost trend rate used was 9% for 2007, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2007.
The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2007 and 2006 is as follows:

	Percentage of plans’ assets
Asset category	2007	2006

Equity securities	52%	49%
Debt securities	48%	51%

Total	100%	100%

As of December 31, 2007 and 2006 there were no Thomson securities held in the Company’s pension plans’ assets.
Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.
In October 2007, the Company transferred all liabilities and assets associated with the Thomson Regional Newspapers Pension Plan (“TRN plan”) to a third party. As a result of the transfer, the Company is no longer responsible for liabilities associated with the TRN plan. A $34 million gain on the settlement of this plan was recognized in the fourth quarter of 2007.
During 2007, the Company contributed $37 million to a defined benefit plan in the United Kingdom. The contributions were required by statute as a result of the disposal of certain businesses in the United Kingdom. Of the total, $25 million related to amounts required in connection with the disposal of Thomson Learning and $12 million related to a contribution made after the measurement date and was in connection with Jane’s (see note 22). In March 2006, the Company voluntarily contributed $5 million to this benefit plan.
Based on regulatory requirements, the Company was not obligated to make contributions in 2007 and 2006 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2008.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
The benefit payments for the years ended December 31, 2007 and 2006 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2006, are as follows:
BENEFIT PAYMENTS

	Pensions		Other post-
	Funded	Unfunded	retirement plans

2006	95	7	10
2007	114	9	10
ESTIMATED FUTURE PAYMENTS
2008	91	12	11
2009	93	12	12
2010	97	13	13
2011	101	13	14
2012	106	14	14
2013 to 2017	607	77	80
DEFINED CONTRIBUTION PLANS
The Company and its subsidiaries sponsor various defined contribution savings plans that provide for company-matching contributions. Total expense related to defined contribution plans was $60 million in 2007 (2006 – $69 million), which approximates the cash outlays related to the plans.
NOTE 18: CONTINGENCIES, COMMITMENTS AND GUARANTEES
LAWSUITS AND LEGAL CLAIMS
In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania adversely decided against the Company in a patent infringement case related to a business formerly owned by Thomson Financial. The Company subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus fees and interest.
In 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and GEE businesses in the United Kingdom. In August 2007, the Company was notified by the authorities that they had completed their inquiry and no action would be taken against Thomson.
In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. The Company is also a defendant in certain lawsuits involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. This lawsuit alleges primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with an agreement in principle to settle the case, which is subject to adjustment. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in this case. (See note 25 for further developments.)

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.
TAXES
The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of this liability. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. The Company’s contingency reserves principally represent liabilities for the years 2000 to 2007.
In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and necessitate the Company to make numerous assumptions. Management has established certain contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
LEASES
The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2007 were $166 million (2006 – $147 million). The future minimum operating lease payments are $157 million in 2008, $135 million in 2009, $107 million in 2010, $82 million in 2011, $68 million in 2012 and $204 million thereafter.
With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities”. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.
BUSINESS COMBINATIONS AND INVESTMENTS
The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.
In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.
NOTE 19: ACQUISITIONS
The number of transactions completed and related cash consideration during 2007 and 2006 were as follows:

	Year ended December 31
	2007		2006
	Number of	Cash	Number of	Cash
	transactions	consideration	transactions	consideration

Businesses and identifiable intangible assets acquired	33	438	23	692
Contingent consideration payment – TradeWeb	—	50	—	50
Investments in businesses	—	—	2	2

	33	488	25	744

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2007 and 2006, the majority of the acquired goodwill is deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.
Additionally, during the third quarter of 2007 and 2006, the Company paid $50 million in each period for contingent earnout payments related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The payment in 2007 constituted the final payment under this agreement.
The details of net assets acquired are as follows:

	2007	2006

Cash and cash equivalents	19	11
Accounts receivable	38	31
Prepaid expenses and other current assets	19	12
Computer hardware and other property	4	9
Computer software	13	49
Identifiable intangible assets	206	160
Goodwill	268	528
Other non-current assets	18	5

Total assets	585	805

Accounts payable and accruals	(46)	(29)
Deferred revenue	(39)	(61)
Other non-current liabilities	(43)	(12)

Total liabilities	(128)	(102)

Net assets	457	703

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.
The following provides a brief description of major acquisitions completed during 2007 and 2006.

Date	Company	Acquiring segment	Description

October 2007	Deloitte Tax LLP Property Tax Services	Tax & Accounting	A provider of property tax outsourcing and compliance services
September 2007	Prous Science	Scientific	A provider of life sciences information solutions
March 2007	CrossBorder Solutions	Tax & Accounting	A provider of transfer pricing and income tax provision software
October 2006	Solucient, LLC	Healthcare	An advanced healthcare analytics and information company
September 2006	LiveNote Technologies	Legal	A provider of transcript and evidence management software
May 2006	MercuryMD, Inc.	Healthcare	A provider of mobile information systems serving the healthcare market
March 2006	Quantitative Analytics, Inc.	Financial	A provider of financial database integration and analysis solutions

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average
			amortization
			period (years)
	2007	2006	2007	2006

Finite useful lives:
Tradenames	17	16	8	10
Customer relationships	149	116	10	10
Databases and content	20	8	8	8
Other	20	20	7	7

	206	160

TRADEWEB
In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This agreement was executed in January 2008. The partnership will utilize TradeWeb’s established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers will invest $180 million to purchase a 15% stake in an entity that includes TradeWeb’s established markets, as well as the Company’s Autex and order routing businesses, which will be named TradeWeb Markets. Additionally, Thomson and the dealers will fund additional investment in asset class expansion through a new entity, TradeWeb New Markets. Under the terms of the agreement, Thomson’s contribution to this new entity will be an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20% of TradeWeb New Markets and the consortium will own 80%.
The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.
NOTE 20: STOCK-BASED COMPENSATION
PHANTOM STOCK PLAN
Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) to officers and key employees. The SARs provide the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SARs were issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four to eight year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2007, the authorized number of SARs was 20,500,000 and there were 3,264,695 units available for grant. Thomson recognized a benefit of $4 million related to the phantom stock plan for the year ended December 31, 2007 (2006 – $7 million charge) in the consolidated statement of earnings.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
A summary of the status of the Canadian-dollar denominated SARs as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		Canadian $		Canadian $
		weighted-		weighted-
		average		average
	SARs	exercise price	SARs	exercise price

Outstanding at beginning of year	1,531,558	40.84	2,209,503	38.66
Granted	–	–	–	–
Exercised	(541,307)	37.33	(527,000)	33.01
Forfeited	(190,588)	42.89	(150,945)	36.26

Outstanding at end of year	799,663	42.72	1,531,558	40.84

Exercisable at end of year	669,938	43.05	1,197,941	40.65

The following table summarizes the Canadian-dollar denominated SARs outstanding at December 31, 2007:

	SARs outstanding			SARs exercisable
		Weighted-	Canadian $		Canadian $
	Number	average	weighted-	Number	weighted-
Canadian $ range of	outstanding	remaining	average	exercisable	average
exercise prices	at 12/31/07	contractual life	exercise price	at 12/31/07	exercise price

36.00 – 41.00	384,333	5.57	39.70	291,267	39.36
41.74 – 48.40	365,010	6.07	43.87	328,351	44.11
57.40 – 57.45	50,320	2.97	57.40	50,320	57.40
During 2007, the Company began to issue U.S. dollar-denominated SARs. During the year, 115,760 U.S. dollar-denominated SARs were granted, at a weighted average exercise price of $42.91. All of the SARs were outstanding as of December 31, 2007 and had a remaining contractual life of 9.17 years. Of the SARs outstanding, none were exercisable at December 31, 2007.
Stock Incentive Plan
The Company’s stock incentive plan authorizes it to grant stock options and other equity-based awards to officers and employees. The maximum number of common shares currently issuable under the plan is 40,000,000. As of December 31, 2007, there were 20,629,657 awards available for grant (2006 – 22,384,901).
Stock Options
Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		Canadian $		Canadian $
		weighted-		weighted-
		average		average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	5,099,392	49.79	5,451,664	49.67
Granted	—	—	—	—
Exercised	(117,900)	44.23	(157,800)	42.69
Forfeited	(278,340)	52.05	(194,472)	52.16

Outstanding at end of year	4,703,152	49.80	5,099,392	49.79

Exercisable at end of year	4,699,984	49.81	5,067,267	49.85

The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted-	Canadian $		Canadian $
	Number	average	weighted-	Number	weighted-
Canadian $ range of	outstanding	remaining	average	exercisable	average
exercise prices	at 12/31/07	contractual life	exercise price	at 12/31/07	exercise price

40.69 – 44.40	1,040,500	2.44	41.06	1,037,332	41.06
45.90 – 48.70	1,965,972	3.95	48.36	1,965,972	48.36
50.25 – 57.45	1,696,680	2.95	56.84	1,696,680	56.84
A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		U.S. $		U.S. $
		weighted-		weighted-
		average		average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	9,627,964	32.98	10,469,989	32.62
Granted	1,827,510	42.95	380,000	38.27
Exercised	(1,664,029)	32.28	(742,400)	30.83
Forfeited	(506,837)	35.04	(479,625)	32.66

Outstanding at end of year	9,284,608	34.78	9,627,964	32.98

Exercisable at end of year	7,433,244	31.75	5,094,436	31.39

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted-			U.S. $
	Number	average	weighted-	Number	weighted-
U.S. $ range of	outstanding	remaining	average	exercisable	average
exercise prices	at 12/31/07	contractual life	exercise price	at 12/31/07	exercise price

26.06 – 29.70	1,053,559	4.95	26.08	1,053,559	26.08
30.79 – 33.76	3,823,136	6.48	33.53	3,670,869	33.53
33.87 – 42.96	4,407,913	8.44	38.53	2,708,816	37.46
The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2007, compensation expense recorded in connection with stock options was $23 million (2006 – $19 million), of which $4 million was charged to discontinued operations (2006 – $3 million).
Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $8.58 and $7.99 for the years ended December 31, 2007 and 2006, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006

Risk-free interest rate	4.6%	4.6%
Dividend yield	2.3%	2.3%
Volatility factor	17.1%	18.5%
Expected life (in years)	6	6
Restricted Share Units
RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended December 31, 2007, compensation expense recorded in connection with RSUs was $5 million (2006 – $3 million).

A summary of the status of the time based restricted share units granted and vested as of December 31, 2007 and 2006, and changes during the years ended on those dates, is as follows:

	2007		2006
		U.S. $		U.S. $
		weighted-		weighted-
		average		average
	RSUs	value	RSUs	value

Outstanding at beginning of year	407,925	35.89	223,715	33.86
Granted	148,761	42.75	192,098	38.20
Cancellations	(36,723)	35.15	—	—
Vested	(26,220)	34.10	(7,888)	34.79

Outstanding at end of year	493,743	38.10	407,925	35.89

Performance Restricted Share Units
In 2006, the Company introduced a new form of long-term incentive program (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.
Under the LTIP awards, participants are granted PRSUs which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial grant amounts may vest.
The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of the Company’s common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.
For the year ended December 31, 2007, compensation expense recorded in connection with PRSUs was $16 million (2006 – $9 million).
A summary of the status of the performance based restricted share units granted and vested as of December 31, 2007 and 2006, and changes during the periods ended on those dates, is as follows:

	2007		2006
		U.S. $		U.S. $
		weighted-		weighted-
		average		average
	PRSUs	value	PRSUs	value

Outstanding at beginning of year	705,109	38.88	—	—
Granted	761,673	42.87	705,109	38.88
Cancellations	(167,025)	39.17	—	—
Vested	—	—	—	—

Outstanding at end of year	1,299,757	41.12	705,109	38.88

EMPLOYEE STOCK PURCHASE PLAN
The Company has an Employee Stock Purchase Plan (”ESPP”) under which eligible U.S., Canadian and U.K. employees may purchase a maximum of 8,000,000 common shares. The maximum number of shares currently issuable for the U.S. ESPP is 6,000,000 and for the global ESPP is 2,000,000. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in Canadian dollars or pounds sterling for the global ESPP), to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognized an expense of $5 million in 2007 relating to the 15% discount of purchased shares (2006 – $4 million).

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION
Details of “Changes in working capital and other items” are:

	2007	2006

Accounts receivable	(135)	(141)
Prepaid expenses and other current assets	(93)	2
Accounts payable and accruals	99	67
Deferred revenue	100	78
Income taxes	(27)	(35)
Other	(77)	(21)

	(133)	(50)

Income taxes paid during 2007 were $1,489 million, which included $1,299 million relating to gains on sales of discontinued operations. Income taxes paid during 2006 were $334 million, which included $23 million relating to the 2006 sales of AHC, Peterson’s and Law Manager, Inc. Income tax refunds received during 2007 were $23 million (2006 – $20 million).
In connection with the sale of Prometric, the Company received a promissory note that was recorded at its estimated fair value of approximately $60 million (see note 8).
NOTE 22: RELATED PARTY TRANSACTIONS
As of December 31, 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of the Company’s common shares.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the amounts charged for these rentals and services were approximately $1 million (2006 – $2 million).
The employees of Jane’s Information Group (“Jane’s”) participated in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. Jane’s had been owned by the Company until it was sold to Woodbridge in April 2001. As part of the original purchase from the Company, Woodbridge assumed the pension liability associated with the active employees of Jane’s. As a consequence of the sale of Jane’s by Woodbridge in June 2007, Jane’s employees have ceased active participation in the Company’s plans. From April 2001 until June 2007, Jane’s made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane’s by Woodbridge in June 2007, Jane’s ceased to be a participating employer in any Thomson benefit plan. As a result of this change, and in compliance with applicable regulations in the United Kingdom, Jane’s made a cash contribution to the Company’s United Kingdom pension plan of approximately $12 million (£6 million).

Thomson purchases property and casualty insurance from third party insurers and retains the first $1 million of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2007, these premiums were approximately $50,000 (2006 – $50,000), which would approximate the premium charged by a third party insurer for such coverage. In 2007, Thomson paid approximately $100,000 in claims to Woodbridge (2006 – none).
The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.
During the course of 2008, Woodbridge plans to reinvest the equivalent of 50% of the dividends it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of the Company will be made in accordance with the terms of the DRIP.
In September 2006, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract, the Company expects to pay Hewitt an aggregate of approximately $165 million over the ten year period of the contract. In 2007 and 2006, Thomson paid Hewitt $11 million and $16 million, respectively, for its services. Mr. Denning, one of the Company’s directors and the chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.
NOTE 23: SEGMENT INFORMATION
Thomson is a global provider of integrated information solutions for business and professional customers. Effective January 1, 2007, the Company realigned its continuing operations into five new segments consisting of Legal, Financial, Tax & Accounting, Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:
LEGAL
Providing workflow solutions throughout the world to legal, intellectual property, compliance and other business professionals, as well as government agencies.
FINANCIAL
Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.
TAX & ACCOUNTING
Providing integrated information and workflow solutions for tax and accounting professionals in North America.
SCIENTIFIC
Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.
HEALTHCARE
Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
REPORTABLE SEGMENTS – 2007

				Additions to
			Segment	capital assets[1]	Total
(millions of U.S. dollars)	Revenues	Depreciation	operating profit	and goodwill	assets

Legal	3,318	205	1,044	335	6,562
Financial	2,186	172	454	230	3,618
Tax & Accounting	705	21	184	316	1,440
Scientific	651	32	175	110	1,419
Healthcare	452	24	85	38	772

Segment totals	7,312	454	1,942	1,029	13,811
Corporate and other[2]	—	14	(389)	122	9,010
Eliminations	(16)	—	—	—	—

Continuing operations	7,296	468	1,553	1,151	22,821

Discontinued operations					10

Total					22,831

REPORTABLE SEGMENTS – 2006

				Additions to
			Segment	capital assets[1]	Total
(millions of U.S. dollars)	Revenues	Depreciation	operating profit	and goodwill	assets

Legal	3,008	187	943	329	6,445
Financial	2,025	180	380	395	3,489
Tax & Accounting	598	22	168	66	1,086
Scientific	602	23	151	57	1,344
Healthcare	374	16	81	351	755

Segment totals	6,607	428	1,723	1,198	13,119
Corporate and other[2]	—	10	(235)	28	1,452
Eliminations	(16)	—	—	—	—

Continuing operations	6,591	438	1,488	1,226	14,571

Discontinued operations					5,571

Total					20,142

GEOGRAPHIC INFORMATION – 2007

(by country of origin)		Capital assets[1]	Total
(millions of U.S. dollars)	Revenues	and goodwill	assets

United States	5,859	9,519	14,830
Europe	1,011	1,758	6,866
Asia Pacific	230	192	304
Canada	170	237	788
Other countries	26	19	43

Total	7,296	11,725	22,831

GEOGRAPHIC INFORMATION – 2006

(by country of origin)		Capital assets[1]	Total
(millions of U.S. dollars)	Revenues	and goodwill	assets

United States	5,350	8,962	15,531
Europe	871	1,857	3,113
Asia Pacific	193	158	387
Canada	155	164	948
Other countries	22	36	163

Total	6,591	11,177	20,142

1	Capital assets include computer hardware and other property, capitalized software for internal use and identifiable intangible assets.

2	Corporate and other includes corporate costs, costs associated with the Company’s stock-based compensation expense, THOMSONplus and Reuters transaction costs.
In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.
The following table reconciles segment operating profit per the business segment information to operating profit per the consolidated statement of earnings.

	Year ended December 31
	2007	2006

Segment operating profit	1,553	1,488
Less: Amortization	(256)	(240)

Operating profit	1,297	1,248

NOTE 24: RECONCILIATION OF CANADIAN TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31
	2007	2006

Net earnings under Canadian GAAP	4,004	1,120
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	92	17
Derivative instruments and hedging activities	(8)	12
Income taxes	(26)	(6)

Net earnings under U.S. GAAP	4,062	1,143

Earnings under U.S. GAAP from continuing operations	1,096	932
Earnings under U.S. GAAP from discontinued operations	2,966	211

Net earnings under U.S. GAAP	4,062	1,143

Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.70	$1.44
Discontinued operations, net of tax	$4.63	$0.33

Basic earnings per common share	$6.33	$1.77

Diluted earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.69	$1.43
Discontinued operations, net of tax	$4.60	$0.33

Diluted earnings per common share	$6.29	$1.76

	For the year ended December 31
	2007	2006

Comprehensive income under Canadian GAAP	3,775	1,337
Differences in GAAP increasing (decreasing) reported comprehensive income:
Differences in net earnings as per above	58	23
Foreign currency translation	—	(2)
Pension adjustment (including tax charge of $118 million in 2007, $7 million in 2006)	137	16

Comprehensive income under U.S. GAAP	3,970	1,374

The Thomson Corporation
Notes to Consolidated
Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)

	As of December 31
	2007	2006

Shareholders’ equity under Canadian GAAP	13,571	10,481
Differences in GAAP increasing (decreasing) reported shareholders’ equity:
Business combinations	(498)	(590)
Employee future benefits	(257)	(512)
Derivative instruments and hedging activities	1	9
Income taxes	195	339

Shareholders’ equity under U.S. GAAP	13,012	9,727

Descriptions of the nature of the reconciling differences are provided below:
Business Combinations
Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $92 million increase to income (2006 – $17 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors, principally related to the sale of Thomson Learning.
The $498 million decrease in shareholders’ equity as of December 31, 2007 (2006 – $590 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $6,658 million at December 31, 2007 (2006 – $6,260 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $3,227 million at December 31, 2007 (2006 – $3,227 million).
Derivative Instruments and Hedging Activities
Under U.S. Statement of Financial Accounting Standards (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.
Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for U.S. GAAP.
For 2007, the reconciling differences between Canadian and U.S. GAAP relate to certain swap agreements that qualified for hedge accounting under Canadian GAAP but that, for the first three quarters of 2007, did not qualify for hedge accounting under U.S. GAAP.
Income Taxes
The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholder’s equity relates entirely to deferred tax liabilities.
As discussed in note 2, effective January 1, 2007, the Company adopted a new accounting policy under Canadian GAAP for uncertain income tax positions which conforms to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”). The adoption of FIN 48 was required for U.S. GAAP purposes as of January 1, 2007. As a result of this adoption, there is no difference in treatment between Canadian and U.S. GAAP for uncertain income tax positions.
Employee Future Benefits
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans effective for the Company’s year ended December 31, 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company’s year ending December 31, 2008. The Company has applied and will apply the requirements of FAS 158 prospectively at each stage of adoption.
Under the provisions of FAS 158 treatment, the Company’s reported financial position as of December 31, 2006 under U.S. GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders’ equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.

The following table summarizes the incremental effect, at adoption, of applying FAS 158 upon individual line items in the consolidated balance sheet under U.S. GAAP.

FAS 158 adjustments

Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)
Recently Issued Accounting Standards
In September 2006, the FASB issued FAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard had originally been effective for the Company in the first quarter of 2008. In February 2008, the adoption date for the standard was deferred until the first quarter of 2009 with respect to the valuation of certain nonfinancial assets and liabilities. The Company is currently evaluating the statement’s impact on its financial statements.
In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 is effective for the Company in the first quarter of 2008. The Company does not believe that there will be a material impact upon its financial statements upon adoption.
In December 2007, the FASB issued FAS 141 (revised 2007), Business Combinations (“FAS 141R”), and FAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 (“FAS 160”). Both FAS 141R and FAS 160 are effective for the Company in the first quarter of 2009. FAS 141R will be applied prospectively. FAS 160 requires retroactive adoption for existing minority interests and otherwise is prospective. Early adoption is not permitted. The Company is evaluating both these statement’s impact on its financial statements.
NOTE 25: SUBSEQUENT EVENTS
TAXSTREAM ACQUISITION
In January 2008, the Company completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will become part of the Thomson Tax & Accounting segment.
DIVIDENDS
In February 2008, the Company’s board of directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend rate of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008.
TRADEWEB PARTNERSHIP
In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This transaction closed in January 2008 (see note 19).
REUTERS ACQUISITION
On February 19, 2008, the Company announced that the European Commission, the U.S. Department of Justice and the Canadian Competition Bureau had given approval for its acquisition of Reuters.
In order to obtain antitrust clearance for the acquisition, the Company agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. These sales include copies of the databases, source data and training materials, as well as certain contracts and employees connected to the databases.
The Company and Reuters do not expect the required sales to have any material adverse effect on the revenues or profitability of Thomson Reuters or to have any impact on the synergies expected to be generated by the acquisition. The two companies are not required to complete the sales prior to the closing of the acquisition. All regulatory approvals to close the transaction have now been obtained.
The Company and Reuters will be seeking shareholder and court approvals and expect the transaction to close on or about April 17, 2008.
LITIGATION
In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. Thomson intends to defend itself vigorously in this case.

Board of
Directors

David Thomson Chairman, The Thomson Corporation; Chairman, The Woodbridge Company Limited	W.Geoffrey Beattie Deputy Chairman, The Thomson Corporation; President, The Woodbridge Company Limited Member of Corporate Governance and Human Resources Committees

Mary Cirillo Corporate Director Member of Corporate Governance Committee	Robert D. Daleo Executive Vice President & Chief Financial Officer, The Thomson Corporation

Roger L. Martin Dean of the Joseph L. Rotman School of Management, University of Toronto Member of Audit Committee	Vance K. Opperman President & Chief Executive Officer, Key Investment, Inc. Chairman of Audit Committee

Peter J.Thomson Chairman, The Woodbridge Company Limited	Richard M.Thomson Corporate Director Member of Audit and Human Resources Committees
Principles
The Thomson Corporation is committed to maintaining strong corporate governance practices that allocate responsibilities between the company’s board of directors and management in a manner that benefits the long-term interests of the company’s shareholders. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged, and that functions independently of management.
Given our dual listing on the New York and Toronto stock exchanges, we comply with applicable U.S. and Canadian governance standards. Our corporate governance practices are designed not only to satisfy regulatory requirements, but also to provide effective oversight of the company. Our board is committed to the highest standards of responsibility, ethics and integrity in fulfilling its responsibilities to shareholders and has adopted corporate governance guidelines in furtherance of these goals.
Board Committees
The board of directors has three committees:
•	The Audit Committee assists the board in fulfilling its oversight responsibilities regarding the integrity of financial statements; legal and regulatory compliance; and the performance of our independent auditors and internal audit function.

•	The Corporate Governance Committee focuses on board structure and composition; the nomination, orientation and compensation of directors; and our overall approach to corporate governance.

•	The Human Resources Committee helps the board fulfill its oversight responsibilities concerning the selection, compensation and professional development of senior management; succession planning; and the management of employee pension and benefit plans.

Richard J. Harrington President & Chief Executive Officer, The Thomson Corporation	Ron D. Barbaro Chairman, The Brick Group Income Fund Member of Audit and Corporate Governance Committees

Steven A. Denning Chairman, General Atlantic, LLC Chairman of Human Resources Committee	V. Maureen Kempston Darkes Group Vice President, General Motors Corporation & President, GM Latin America, Africa and Middle East Member of Corporate Governance and Human Resources Committees

Michael J. Sabia President & Chief Executive Officer, BCE Inc. & Chief Executive Officer, Bell Canada Member of Human Resources Committee	John M.Thompson Chairman of the Board, The Toronto-Dominion Bank Chairman of Corporate Governance Committee and Member of Audit Committee

John A.Tory Director, The Woodbridge Company Limited Member of Human Resources Committee
Code of Conduct
We have a code of business conduct and ethics that applies to all employees, officers and directors, all of whom are required to submit an acknowledgment that they have read the code and understand their obligation to comply with the principles and policies it outlines. To further strengthen a culture of ethical business conduct throughout the company, we also have created an online training course related to the code.
Additional Corporate Governance Information
Additional information about our corporate governance practices is available to the public in the Corporate Governance area of the Investor Relations section on www.thomson.com.
Thomson Reuters Information
For more information about the individuals who will serve as initial directors and executive officers of Thomson Reuters following the closing of the acquisition, as well as other corporate governance matters related to Thomson Reuters, please see our management information circular dated February 29, 2008.

Senior
Management
Richard J. Harrington
President & Chief Executive Officer,
The Thomson Corporation
Robert D. Daleo
Executive Vice President & Chief Financial Officer,
The Thomson Corporation
James C. Smith
Executive Vice President & Chief Operating Officer,
The Thomson Corporation
Michael E. Wilens
Executive Vice President & Chief Technology Officer,
The Thomson Corporation
Richard Benson-Armer
Senior Vice President & Chief Strategy Officer,
The Thomson Corporation
Robert B. Bogart
Executive Vice President, Human Resources,
The Thomson Corporation
Mike Boswood
President & Chief Executive Officer,
Thomson Healthcare
Vin Caraher
President & Chief Executive Officer,
Thomson Scientific
Gustav Carlson
Senior Vice President &
Chief Marketing & Communications Officer,
The Thomson Corporation
Roy M. Martin, Jr.
President & Chief Executive Officer,
Thomson Tax & Accounting
Helen Owers
President & Chief Operating Officer,
Thomson International Legal & Regulatory
Sharon Rowlands
President & Chief Executive Officer,
Thomson Financial
Deirdre Stanley
Senior Vice President & General Counsel,
The Thomson Corporation
Peter Warwick
President & Chief Executive Officer,
Thomson North American Legal

Corporate
Information
Corporate Headquarters
Metro Center
One Station Place
Stamford, Connecticut 06902
United States
tel 203.539.8000
generalinfo@thomson.com
Stock Exchange Listings
Common shares (symbol: TOC):
•	Toronto Stock Exchange (TSX)
•	New York Stock Exchange (NYSE)
Series II preference shares (symbol: TOC.PR.B):
•	Toronto Stock Exchange (TSX)
Capital Stock
Shares outstanding as of December 31, 2007:
•	Common: 638,682,953
•	Series II preference: 6,000,000 Controlling shareholder: The Woodbridge Company Limited and other companies affiliated with it (approximately 70% of common shares)
2007 Financial Calendar
Year end: December 31
Common Share Dividends
At the discretion of the directors. Declared in U.S. dollars but can be paid in Canadian dollars or U.K. pounds sterling at the holder’s option.
Further information is available from the registrar.
Dividend Reinvestment Plan
Eligible common shareholders may elect to have cash dividends reinvested in common shares. Further information is available from the registrar.
Employees
As of December 31, 2007, Thomson had approximately 33,000 employees.
Annual Meeting of Shareholders
Wednesday, May 7, 2008, 12:00 p.m. at
Roy Thomson Hall
60 Simcoe Street
Toronto, Ontario, Canada
Transfer Agent and Registrar
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada
tel 1.800.564.6253 (United States, Canada)
tel 514.982.7555 (outside North America)
www.computershare.com
Auditors
PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8
Canada
Further Information
Please visit www.thomson.com for corporate and management news and more detailed information on individual Thomson businesses, products and services.
For investor relations inquiries, call 1.800.969.9974 or e-mail investor.relations@thomson.com.
Information available in the Corporate Governance area of the Investor Relations section of our website includes our corporate governance guidelines, board committee charters, code of conduct and a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards.
Any forward-looking statements about the company’s outlook and prospects contained in this annual report are subject to risks and uncertainties, as described in materials filed with securities regulatory authorities from time to time, including the “Risk Factors” section of our management information circular dated February 29, 2008, which is incorporated by reference in our most recent annual information form and annual report on Form 40-F.
For more information on our plans for the business of Thomson Reuters following completion of the acquisition, please see our management information circular dated February 29, 2008.

I am the front line	I am more than an isolated individual	I am a network	I am an engine for growth	I am where the buck stops	I am an intelligent solution

Michael P. Richman	Jeffrey Kraut	Barbara List	Roger Loesch	Louis Lepore	Upendra Shah
Chair, Business	Senior Vice President,	Director, Collection	Chief Operating	Managing Director	Managing Director
Reorganizations	Strategic Planning	Development	Officer,	JPMorgan Chase	RBC Capital Markets
Practice Group	North Shore –	Columbia University	Investment Banking	& Co.
Foley & Lardner LLP	LIJ Health Systems	Libraries	Wachovia Capital
Markets, LLC
Design: Torch Partnership Inc.
Feature photography: Platon
Executive and board photography: Bill Gallery
Typesetting and prepress: Moveable Inc., Toronto
Printing: Somerset Graphics

The Thomson Corporation
Metro Center, One Station Place,
Stamford, Connecticut 06902
United States
Tel 203.539.8000
Suite 2706, Toronto Dominion Bank Tower,
P.O. Box 24, Toronto-Dominion Centre,
Toronto, Ontario M5K 1A1 Canada
Tel 416.360.8700